EXHIBIT 99.3

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687-4018
Fax: (604) 687-4026

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) dated February 21, 2019 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the year ended December 31, 2018. The MD&A should be read in conjunction with the audited Consolidated Financial Statements for the years ended December 31, 2018 and 2017, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB").

Throughout this MD&A, Eldorado, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the fourth quarter of 2018.

Forward Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the “Managing Risk” and “Forward Looking Statements and Information” sections of this MD&A. Additional information including this MD&A, the audited Consolidated Financial Statements for the years ended December 31, 2018 and 2017, the Company’s Annual Information Form for the year ended December 31, 2017, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedar.com, www.sec.gov/edgar and on the Company’s website (www.eldoradogold.com).

Non-IFRS Measures
Certain non-IFRS measures are included in this MD&A, including average realized gold price per ounce sold, cash operating costs and cash operating cost per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining cost ("AISC") and AISC per ounce sold, adjusted net earnings/(loss) from continuing operations, adjusted net earnings/(loss) per share from continuing operations, working capital, earnings from gold mining operations, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA, and cash flow from operations before changes in non-cash working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Property, Plant and Equipment ("PPE"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes ("kt"); Percentage ("%"); Cash Generating Unit ("CGU"); Depreciation, Depletion and Amortization ("DDA"); and Life of Mine ("LOM").

Reporting Currency
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts.

2

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

3

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

About Eldorado

Eldorado Gold is a Canadian gold and base metals producer with 25 years of experience in discovering, building and operating mines in Europe, Asia and the Americas. Dual-listed on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges, the Company is focused on creating value for its stakeholders at each stage of the mining process.
Eldorado’s operations are global and the Company has assets in Turkey, Canada, Greece, Romania, Serbia and Brazil. The Company operates four mines: Kisladag and Efemcukuru located in western Turkey, and Olympias and Stratoni located in northern Greece. Both Kisladag and Efemcukuru are wholly-owned gold mines, while 95% owned Olympias and Stratoni are polymetallic operations. Olympias produces three concentrates bearing lead-silver, zinc and gold. Stratoni produces two concentrates bearing lead-silver and zinc.
Eldorado’s 2018 production profile was 84% gold and 16% silver and base metals. The Company produced approximately 350,000 ounces of gold in 2018 and had proven and probable gold reserves of approximately 17 million ounces as at September 30, 2018.
Complementing Eldorado’s producing portfolio are the Company’s advanced stage development projects, including the wholly owned Lamaque gold project in Quebec, Canada and the Skouries (95% ownership) gold-copper project in northern Greece. Lamaque is expected to enter commercial production in the first quarter of 2019 and produce 100,000-110,000 ounces of gold in 2019, including 10,000 ounces of pre-commercial production. Skouries is currently on care and maintenance pending receipt of outstanding permits from the Government of Greece.
Other development projects in Eldorado’s portfolio include:

•	Perama Hill (100%), gold-silver, Greece;

•	Certej (80.5%), gold, Romania; and

•	Tocantinzinho (100%), gold, Brazil.

The Company’s operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration, with programs planned at Lamaque, Efemcukuru, Olympias and Stratoni in 2019. Eldorado also conducts early-stage exploration programs in highly-prospective regions to provide low cost growth through discovery, such as the Bolcana gold-copper porphyry project in Romania.
Eldorado’s strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of the Company’s in-country teams and stakeholder relationships. The Company has a highly skilled and dedicated workforce of over 4,800 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, Eldorado strives to deliver value for all its stakeholders.
Looking back at the year, Eldorado had a solid 2018, and successfully met its consolidated production goals. The Company ended the year with 349,147 ounces of gold produced, which exceeded the original mid-point of guidance for the year by 12%, and ended at the upper limit of the revised guidance. Cash operating costs of $625 per ounce of gold sold were in-line with revised guidance of $600-650 per ounce sold. These positive results were driven by better-than-expected leach pad production at Kisladag, pre-commercial production from Lamaque and solid execution by operational teams.
First full year of Olympias commercial production
Olympias produced 46,750 ounces of gold at $764 per ounce sold in 2018 after declaring commercial production at the end of 2017. Olympias had a strong first half, however, in the second half of 2018, the site experienced challenges relating to blending of the ore feed to the mill and start-up of the newly installed paste plant which impacted the mines production. Teams made good progress addressing these issues and Olympias is expected to perform better in 2019. 2018 was Olympias’ first full-year of production, having declared commercial production on December 31, 2017.

4

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Due to continued jurisdictional challenges in Greece and changes in the global markets for sale of concentrates, an impairment was recorded in Q4 2018 for the Olympias cash generating unit ("CGU") of $330.2 million ($247.7 million net of deferred tax).
Development progress at Lamaque
Progress at key development projects advanced throughout 2018 with the Company focused on construction at Lamaque and determining feasibility of the Kisladag mill project. $189.9 million in capital, including capitalized exploration, was spent at Lamaque, offset by $39.7 million in pre-commercial revenues. Since acquiring the Lamaque project in July 2017, Eldorado has drilled over 150,000 meters in resource expansion and infill programs, completed 14,000 meters of underground development and largely completed refurbishment of the existing Sigma Mill, which began commissioning in November 2018.  A total of 42,411 ounces were produced from a series of toll milling campaigns in 2017 and 2018, and in December 2018, the first gold was poured from ore processed in the Sigma Mill.  Eldorado expects to declare commercial operations at Lamaque in the first quarter of 2019.

Path forward at Kisladag
In March of 2018, the Company completed three technical studies on Kisladag, Lamaque and Skouries. The Technical Study for Kisladag proposed milling as a solution to the recovery issues that had been observed in late 2017. Based on the study economics, the Company made the decision to stop mining ore at Kisladag in April of 2018 in order to place the immediately available high-grade ore in the base of the open pit through the mill, once it was constructed. The Company continued to extract gold from the existing heap leach pad and achieved better-than-expected recoveries that led to increasing production guidance on two occasions during the year. In October 2018, the Company announced that it had completed a feasibility study on the mill and its Board of Directors had approved advancement of the project. Subsequent to that announcement, gold recovery from the leach pad

5

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017 increasingly exceeded expectations. The Company then focused testwork and analysis on the viability of resuming mining and heap leaching at Kisladag.
In parallel to Kisladag mill engineering and analysis, test-work to extract maximum value from ore already placed on the heap leach pad and the remaining reserves was ongoing throughout 2018. Approximately 900,000 tonnes of ore were placed on a lined test pad in the first quarter of 2018. Late in the year, results from this pad showed recoveries of approximately 58% from an extended leach cycle approaching 250 days (compared to approximately 40% recoveries from the original 90 day column tests). In early 2019, the Company analyzed the new data and developed revised heap leaching plans, showing significantly improved economics for the heap leaching scenario. As a result, in January 2019, the Company announced it would resume mining and heap leaching and suspend advancement of the mill project at Kisladag. While the mill project has been suspended, the project remains viable in the short-term. The viability of the mill project will continue to be assessed in light of the results from ongoing heap leach metallurgical test-work on deeper material and in view of other investment opportunities within the portfolio.
In Q3 2018, as a result of the completion of the feasibility study and the Board approval to advance the Kisladag mill project, a review of the useful lives of the Kisladag heap leach assets resulted in an impairment charge of $117.6 million ($94.1 million net of deferred income tax) recognized during the third quarter.

6

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Positive arbitration outcome in Greece
Hellas Gold, Eldorado's subsidiary in Greece, received a formal notice from the Government in Greece in late 2017 initiating domestic arbitration. The arbitration notice, pursuant to the provisions of the Transfer Contract between the Greek State and Hellas Gold, alleged that the Technical Study for the proposed Madem Lakkos Metallurgical Plant (Olympias Phase 3) for treating Olympias and Skouries concentrates in the Stratoni Valley was deficient and thereby in violation of the Contract and the environmental terms of the project. The results from the arbitration were received in April 2018, whereby the Arbitration Panel rejected the Greek State's motion that the Technical Study was in breach of the Transfer Contract. The Company continues to attempt to work with Greek Government to find a path forward for its investments.

Share Consolidation
In June of 2018, the Company received approval from its shareholders to grant the Board of Directors the authority to consolidate the Company’s common shares on a 5:1 basis. Consolidation was necessary to ensure that the Company’s share price met the New York Stock Exchange listing requirement of a minimum threshold of US$1 per share. The Company effected this consolidation in late December 2018.

7

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Consolidated Financial and Operational Highlights

Summarized Annual Financial Results (1)
(Continuing operations, except where noted)

	2018	2017
Revenue	$459.0	$391.4
Gold revenue	$386.0	$333.3
Gold produced	349,147	292,971
Gold sold (oz) [6]	304,256	264,080
Average realized gold price ($/oz)	$1,269	$1,262
Cash operating costs ($/oz) [5]	625	509
Total cash costs ($/oz) [5]	650	534
All-in sustaining cost ($/oz) [5]	994	922
Net earnings from gold mining operations	83.5	121.2
Net loss [1,2]	(361.9)	(9.9)
Net loss per share – basic ($/share) [1,2]	(2.28)	(0.07)
Adjusted net earnings (loss) [1,2,7]	(28.6)	15.2
Adjusted net earnings (loss) per share ($/share) [1,2]	(0.17)	0.10
Cash flow from operating activities [3]	61.3	66.5
Dividends paid	—	(10.6)
Cash, cash equivalents and term deposits	293.0	485.0
Total assets	4,628.9	5,090.3
Total long-term financial liabilities [4]	$710.2	$703.7

(1)	Includes discontinued operations - China in 2017.

(2)	Attributable to shareholders of the Company.

(3)	Before changes in non-cash working capital.

(4)	Includes all long-term liabilities except deferred income tax liabilities.

(5)	By-product revenues are off-set against costs.

(6)	Excludes pre-commercial sales from Lamaque and Olympias.

(7)	See reconciliation of net earnings to adjusted net earnings on pg. 28.

[1] Throughout this MD&A we use cash operating cost per ounce sold, all-in sustaining cost per ounce sold, earnings from gold mining operations, adjusted net earnings (loss), average realized price per ounce sold, earnings before interest, taxes and depreciation and amortization from continuing operations, adjusted earnings before interest, taxes and depreciation and amortization from continuing operations, working capital, non-cash operating costs, non-cash operating costs per ounce sold and cash flow from operations before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see pages 22 to 28 for explanations and discussion of these non-IFRS measures.
8

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Summarized Quarterly Financial Results (1)
(Continuing operations, except where noted)

2018	Q1	Q2	Q3	Q4	2018
Revenue	$131.9	$153.2	$81.1	$92.8	$459.0
Gold revenue	$115.4	$121.3	$76.0	$73.3	$386.0
Gold produced (oz)	86,634	99,105	84,783	75,887	349,147
Gold sold (oz) [5]	86,587	94,224	64,589	58,856	304,256
Average realized gold price ($/oz)	$1,333	$1,287	$1,177	$1,245	$1,269
Cash operating cost ($/oz) [4]	571	587	754	626	625
Total cash cost ($/oz) [4]	598	610	762	666	650
All-in sustaining cost ($/oz) [4]	878	934	1,112	1,200	994
Net earnings from gold mining operations	34.7	30.1	4.7	14.0	83.5
Net earnings (loss) [1,2]	8.7	(24.4)	(128.0)	(218.2)	(361.9)
Net earnings (loss) per share – basic ($/share) [1,2]	0.06	(0.15)	(0.81)	(1.38)	(2.28)
Adjusted net earnings (loss) [1,2,6]	14.0	(1.8)	(21.9)	(18.9)	(28.6)
Adjusted net earnings (loss) per share ($/share) [1,2]	0.09	(0.01)	(0.14)	(0.11)	(0.17)
Cash flow from operating activities [3]	37.9	23.5	23.2	(23.3)	61.3
Cash, cash equivalents and term deposits	$459.7	$429.8	$385.0	$293.0	$293.0

2017	Q1	Q2	Q3	Q4	2017
Revenue	$111.9	$82.7	$95.4	$101.4	$391.4
Gold revenue	$90.5	$72.2	$84.4	$86.2	$333.3
Gold produced (oz)	75,172	63,692	70,053	83,887	292,971
Gold sold (oz) [5]	74,068	57,206	65,439	67,367	264,080
Average realized gold price ($/oz)	$1,222	$1,262	$1,290	$1,280	$1,262
Cash operating cost ($/oz) [4]	466	484	508	577	509
Total cash cost ($/oz) [4]	483	502	547	602	534
All-in sustaining cost ($/oz) [4]	791	846	925	1,104	922
Net earnings from gold mining operations	37.0	28.1	30.1	26.0	121.2
Net earnings (loss) [1,2]	3.8	11.2	(4.2)	(20.7)	(9.9)
Net earnings (loss) per share – basic ($/share) [1,2]	0.03	0.08	(0.03)	(0.15)	(0.07)
Adjusted net earnings (loss) [1,2]	8.0	6.3	1.3	(0.4)	15.2
Adjusted net earnings (loss) per share ($/share) [1,2]	0.06	0.04	0.01	(0.02)	0.10
Cash flow from operating activities [3]	28.2	16.9	16.3	5.1	66.5
Cash, cash equivalents and term deposits	$873.9	$752.1	$546.1	$485.0	$485.0

(1)	Includes discontinued operations - China in 2017.

(2)	Attributable to shareholders of the Company.

(3)	Before changes in non-cash working capital.

(4)	By-product revenues are off-set against costs.

(5)	Excludes pre-commercial sales from Lamaque and Olympias.

(6)	See reconciliation of net earnings to adjusted net earnings on pg. 28.

[1] Throughout this MD&A we use cash operating cost per ounce sold, all-in sustaining cost per ounce sold, earnings from gold mining operations, adjusted net earnings (loss), average realized price per ounce sold, earnings before interest, taxes and depreciation and amortization from continuing operations, adjusted earnings before interest, taxes and depreciation and amortization from continuing operations, working capital, non-cash operating costs, non-cash operating costs per ounce sold and cash flow from operations before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see pages 22 to 28 for explanations and discussion of these non-IFRS measures.
9

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

2018 Highlights (1)

•
Solid year for gold production: 349,147 ounces of gold produced in 2018 (2017: 292,971 ounces) including pre-commercial production of 35,350 ounces from Lamaque; exceeded original 2018 production guidance of 290,000-333,000 ounces of gold, and was at the upper threshold of revised guidance of 345,000 - 350,000 ounces of gold.

•
Revenue growth: Total revenue from continuing operations during the year was $459.0 million (2017: $391.4 million). Gold revenue from continuing operations was $386.0 million (2017: $333.3 million) on sales of 304,256 ounces of gold at an average realized gold price of $1,269 per ounce (2017: 264,080 ounces at $1,262 per ounce).

•	Cash operating costs consistent with guidance: Cash operating costs were $625 per ounce sold for 2018 (2017: $509 per ounce) and were in-line with expectations of $600-650 per ounce.

•
Continued solid financial liquidity: The Company closed the year with total liquidity of approximately $543 million, including $293 million in cash, cash equivalents and term deposits, and $250 million in an undrawn line of credit.

•	Increased cash flow provided by continuing operations: Net cash provided by operating activities of continuing operations was $66.3 million in 2018 (2017: $30.8 million).

•
Net loss attributable to shareholders: 2018 Net loss attributable to shareholders of the Company from continuing operations was $361.9 million or $2.28 per share, mainly attributable to impairment adjustments of $328.4 million, net of deferred tax, for Olympias and Kisladag. Net loss attributable to shareholders of the Company from continuing operations in 2017 was $7.1 million or $0.07 per share. Adjusted net loss attributable to shareholders of the Company in 2018 was $28.6 million, or $0.17 per share (2017: Adjusted net earnings attributed to shareholders of the Company of $15.2 million, or $0.10 per share).

•
Startup of Olympias: Olympias declared commercial production on December 31, 2017. In 2018 a total of 322,659 tonnes of ore were processed with an average grade of 7.75 g/t Au, resulting in 46,750 payable ounces of gold produced, at operating cash costs of $764 per ounce sold. Due to continued jurisdictional challenges in Greece and changes in the global markets for sale of concentrates, an impairment was recorded in Q4 2018 for the Olympias cash generating unit ("CGU") of $330.2 million ($247.7 million net of deferred tax).

•
Kisladag Heap Leach: Production from the heap leach pad continued to beat expectations during the year. After the decision was announced to suspend placement of ore on the pad in Q2 2018, recoveries continued to improve, resulting in production of 172,009 ounces for the year. In Q3 2018, as a result of the completion of the feasibility study and the Board approval to advance the Kisladag mill project, a review of the useful lives of the Kisladag heap leach assets resulted in an impairment charge of $117.6 million ($94.1 million net of deferred income tax) recognized during the third quarter. In January 2019, the decision was announced to suspend the mill project and resume mining and stacking material on the heap leach pad.

•
Progress at Lamaque: A total of 35,350 pre-commercial ounces were produced during the year, including the first gold pour from ore processed in the Sigma Mill in December 2018. $189.9 million in capital, including capitalized exploration was spent at Lamaque in 2018, offset by $39.7 million in pre-commercial revenues. The Company expects to be in commercial operation at Lamaque in Q1 2019.

•	Updated Reserves and Resources: As of September 30, 2018 total Proven and Probable Reserves of 389 million tonnes at 1.35 grams per tonne gold containing 16.9 million ounces of gold were reported.

[1] Throughout this MD&A we use cash operating cost per ounce sold, all-in sustaining cost per ounce sold, earnings from gold mining operations, adjusted net earnings (loss), average realized price per ounce sold, earnings before interest, taxes and depreciation and amortization from continuing operations, adjusted earnings before interest, taxes and depreciation and amortization from continuing operations, working capital, non-cash operating costs, non-cash operating costs per ounce sold and cash flow from operations before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see pages 22 to 28 for explanations and discussion of these non-IFRS measures.
10

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

•	Share consolidation: In December 2018, the Company completed a 5:1 consolidation of the common shares of the Company.

•
Increased gold production and lower cost guidance for 2019: The Company expects to resume Kisladag heap leach operations and be in commercial production at Lamaque in Q1 2019. Consequently, Eldorado has increased consolidated production guidance for 2019 to 390,000 – 420,000 ounces.

•	Cash operating costs are forecast to decline to $550 – 600 per ounce sold.

•	AISC are forecasted in the range of $900 - 1000 per ounce sold.

Fourth Quarter 2018 Highlights (1)

•
Steady cash operating costs: Q4 cash operating costs of $626 per ounce and all-in sustaining costs of $1,200 per ounce were in line with Q4 2017 including an increase of $21 per ounce in non-cash operating costs from inventory change ($577 per ounce and $1,104 per ounce, respectively, for 2017).

•	Updated Reserves and Resources: As of September 30, 2018, total Proven and Probable Reserves of 389 million tonnes at 1.35 grams per tonne gold containing 16.9 million ounces were reported.

•	Added new reserves of 60,000 ounces of gold at Lamaque

•	Replaced depletion of 80,000 ounces of gold at Efemcukuru

•	Added 572,000 ounces of gold to the Lamaque Inferred Resources which now total 1.8 million ounces of gold.

•	Maiden Inferred Resource at Bolcana in Romania of 381 million tonnes at 0.53 grams per tonne gold and 0.18% copper containing 6.5 million ounces of gold and 686,000 tonnes of copper.

•	Lamaque gold pour: A total of 16,046 ounces of gold were produced during the quarter, including the first gold pour from ore processed in the Sigma Mill in December 2018.

•
Olympias impairment: Due to continued jurisdictional challenges in Greece and changes in the global markets for sale of concentrates, an impairment was recorded in Q4 for the Olympias CGU of $330.2 million ($247.7 million net of deferred tax).

[1] Throughout this MD&A we use cash operating cost per ounce sold, all-in sustaining cost per ounce sold, earnings from gold mining operations, adjusted net earnings (loss), average realized price per ounce sold, earnings before interest, taxes and depreciation and amortization from continuing operations, adjusted earnings before interest, taxes and depreciation and amortization from continuing operations, working capital, non-cash operating costs, non-cash operating costs per ounce sold and cash flow from operations before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see pages 22 to 28 for explanations and discussion of these non-IFRS measures.
11

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE
Production, Sales and Revenue
The Company produced 349,147 ounces of gold in 2018, an increase of 19% over 2017 production of 292,971 ounces. The increase reflected a full-year contribution of gold production from Olympias of 46,750 ounces in 2018 compared to pre-commercial production of 18,472 ounces in 2017. Efemcukuru produced 95,038 ounces during the year, consistent with 2017 production of 96,080 ounces, reflecting slightly lower grades but higher mill throughput. Despite the decision to cease placing material on the heap leach pad in Q2 2018, production of 172,009 ounces at Kisladag was slightly higher than 2017 production of 171,358 ounces, as improved heap leach recoveries from longer leach cycles contributed to higher production despite 75% less material being placed on the pad in 2018.

Gold sales from commercial operations in 2018 totaled 304,256 ounces, a 15% increase from 264,080 ounces in 2017. The higher volume of gold sales was the primary contributor to increased total revenue of $459.0 million, representing a 17% increase over revenue of $391.4 million in 2017. The realized gold price in 2018 was $1,269 per ounce, marginally higher than the realized gold price of $1,262 per ounce in 2017.

Q4 2018 consolidated gold production was 75,887 ounces, representing a 10% decrease from Q4 2017 production of 83,887 ounces. The decrease reflected lower production at Kisladag and Efemcukuru during the quarter partially offset by a full quarter of production from Olympias of 8,101 ounces, together with pre-commercial production from Lamaque of 16,046 ounces. Kisladag produced 28,196 ounces during Q4 2018, 36% less than the comparable quarter in 2017 of 44,357 ounces due to the decision to cease placement of material on the pad in Q2 2018. Production from Efemcukuru during the quarter was 23,544 ounces, down 7% from Q4 2017, primarily due to lower grades.

Q4 2018 gold sales of 58,856 ounces were 13% lower than the Q4 2017 due to lower sales from Kisladag as a result of fewer ounces recovered from the pad during Q4 2018. Total revenue was $92.8 million in Q4 2018 compared to $101.4 million in Q4 2017, as a result of lower gold sales volumes and a lower gold price. The realized gold price in Q4 2018 was $1,245 per ounce, 3% lower than the realized gold price of $1,280 in Q4 2017.

Unit Cost Performance
Operating cash costs per ounce sold in 2018 averaged $625, an increase from $509 in 2017, mainly reflecting the impact of the first year of operations at Olympias in 2018 where operating cash costs per ounce sold were $764 for the year. Operating cash costs in 2018 were also impacted by higher non-cash inventory change at Kisladag during the year. Operating cash costs per ounce sold at Kisladag were $662 in 2018, compared to $500 in 2017, the increase due primarily to the non-cash inventory change impact of $309 per ounce sold as a result of lower inventory on the pad in 2018. Lower average grade in 2018 at Efemcukuru was offset by higher mill throughput resulting in a decrease in operating cash costs per ounce sold to $511 from $524 in 2017.

AISC per ounce sold averaged $994 in 2018, an increase from $922 in 2017, reflecting higher levels of operating cash costs partially offset by reduced sustaining capital expenditures per ounce sold compared to the prior year. Sustaining capital expenditures in 2018 totaled $54.4 million ($179 per ounce sold), compared to $56.8 million ($215 per ounce sold) in 2017.

In Q4 2018, operating cash costs per ounce sold averaged $626, up slightly from $577 in Q4 2017, but a 20% improvement over $754 in Q3 2018. Higher production from the first full-year of production at Olympias and the impact of the non-cash inventory change at Kisladag during the quarter were key factors contributing to the improvement from Q4 2017. AISC per ounce sold for Q4 2018 averaged $1,200, compared to $1,104 in Q4 2017. The marginal increase year over year reflected the higher operating cash cost per ounce sold at Olympias, which more than offset the 4% decrease in sustaining capital expenditures per ounce sold. Sustaining capital expenditures in Q4 2018 totaled $17.2 million ($293 per ounce sold) compared to $24.5 million ($362 per ounce sold) in Q4 2017. The decrease in sustaining capital primarily related to the transition to care and maintenance of the Kisladag mining

12

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017 and crushing operations during the year subsequent to the decision to cease placement of material on the leach pad in Q2 2018.

Other Expenses
Exploration and evaluation expenditures decreased from $38.3 million in 2017 to $33.8 million in 2018. Exploration and evaluation expenditures in Q4 2018 totaled $7.2 million compared to $14.2 million in Q4 2017. The decrease for both the year and fourth quarter reflected the exploration focus on brownfields resource expansion at the Company's mining operations and development projects during 2018.

Mine standby costs of $16.5 million were recorded during the year related to Kisladag, Vila Nova, Perama Hill and Skouries, reflecting an increase from $4.9 million in 2017, as Kisladag mining and crushing operations transitioned to care and maintenance during 2018 subsequent to the decision to cease placing ore on the heap leach pad in Q2 2018.

G&A expenses of $46.8 million in 2018 decreased 14% from $54.6 million in 2017. G&A expenses in 2017 included a one-time adjustment associated with the acquisition of Integra. G&A expenses in Q4 2018 were $13.7 million, compared with $18.7 million in Q4 2017, due to higher legal and consulting expenses related to arbitration in Greece during Q4 2017.

Share-based payment expense for 2018 was $7.0 million compared to $11.2 million in 2017. The decrease was reflective of fewer grants of share-based compensation together with valuation adjustments based on equity pricing. Share-based payment expense in Q4 2018 totaled $1.2 million, a reduction from $2.0 million in Q4 2017.

Other income in 2018 totaled $16.2 million, compared with $17.6 million in 2017. The decrease reflects lower interest income on lower cash and cash equivalent balances during the year. Other income in Q4 2018 was $6.9 million, down from $7.8 million in Q4 2017.

In 2018, the Company recorded impairment adjustments for Kisladag and Olympias totaling $447.8 million ($328.4 million net of deferred tax). In Q4 2018, an impairment adjustment was recorded for Olympias of $330.2 million ($247.7 million net of deferred tax). The Company believes this is reflective of the continued jurisdictional risk with obtaining permits in Greece, and the recent softening of the global concentrate market. In Q3 2018, the Company recorded an impairment of the Kisladag leach pad assets in the amount of $117.6 million ($94.1 million net of tax).

Tax recovery of $86.5 in 2018 included $118.8 million of deferred tax recovery primarily due to the impairments recorded for Kisladag and Olympias, together with a 1% decrease in the Greece corporate income tax rate. The Corporate income tax rate in Greece was 29% in 2018 and will gradually decrease 1% each year to 25% by 2022.

In Q4 2018, tax recovery was $115.8 million, including deferred tax recovery of $114.2 million due to the Olympias impairment recorded during the quarter, further augmented by the strengthening of the Lira in Turkey in Q4 2018. The fourth quarter deferred tax recovery was partially offset by a $20 million deferred tax liability recorded for withholding tax in Turkey on estimated dividend distributions in 2019. Quarterly income tax expense/recovery will continue to be sensitive to currency volatility in Turkey and Brazil.

Net Earnings from Gold Mine Operations
In 2018 the net loss to shareholders from continuing operations was $361.9 million, ($2.28 per share) compared to net loss from continuing operations of $7.1 million and a net loss from discontinuing operations of $2.8 million in 2017. Net earnings from gold mine operations in 2018 were $83.5 million, down from $121.2 million in 2017, reflecting the higher gold revenues offset by higher depreciation, depletion and amortization ("DDA") as a result of the first year of Olympias commercial production and higher non-cash inventory changes as a result of more ounces being drawn down from the heap leach pad inventory at Kisladag compared to the previous year. Production costs from gold mine operations in 2018 totaled $229.0 million compared to $145.6 million in 2017, primarily a reflection of higher DDA costs. DDA expense increased 47% from $71.2 million in 2017 to $104.7 million in 2018 as a result of

13

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Olympias first year of production, together with a higher DDA rate per tonne at Kisladag. In addition, non-cash inventory costs changed from ($35.8) million in 2017 as a result of ounces being added to inventory to $36.6 million in 2018 primarily due to draw-down of ounces from Kisladag inventory in 2018.

In Q4 2018, net earnings from gold mine operations totaled $14.0 million, a decrease of 46% from $26.0 million in Q4 2017. The decrease was primarily a factor of lower revenues in Q4 2018 together with marginally higher production costs when compared to Q4 2017. Total production costs in Q4 2018 were $58.8 million versus $56.8 million in Q4 2017, driven primarily by lower production costs at Kisladag as a result of the decision to cease placing ore on the leach pad, partially offset by Olympias production costs during the quarter. DDA expense of $21.9 million in Q4 2018 was 10% higher than $19.9 million in 2017.

Net Loss to Shareholders
In 2018 the net loss to shareholders from continuing operations was $361.9 million, ($2.28 per share) compared to net loss from continuing operations of $7.1 million and a net loss from discontinuing operations of $2.8 million in 2017, reflective of the impairment charge of $330.2 million ($247.7 million net of deferred tax) at Olympias in Q4 2018, and impairment of Kisladag leach pad assets of $117.6 million ($94.1 million net of tax) in Q3 2018.

In Q4 2018, the Company recorded an impairment adjustment for Olympias of $330.2 million ($247.7 million net of deferred tax). The Company believes this is reflective of the continued jurisdictional risk with obtaining permits in Greece, and the recent softening of the global concentrate market. As a result, the net loss attributable to shareholders during the quarter was $218.2 million ($1.38 per share) as compared to a net loss attributable to shareholders for the quarter ended December 31, 2017 of $20.7 million ($0.15 per share)

In 2018, the adjusted net loss from continuing operations was $28.6 million, compared to adjusted net earnings of $15.2 million in 2017, a reflection of higher production and gold price in Q4 2017.

The adjusted net loss from continuing operations in Q4 2018 was $18.9 million as compared to Q4 2017 adjusted net loss of $0.4 million. Adjusted net earnings for Q4 2018 were slightly lower year over year due to reduced sales volumes, and marginally lower gold prices, together with increased production costs due to first year of Olympias production.

Cash Flow from Operating Activities
Cash, cash equivalents and term deposits at December 31, 2018 totaled $293 million, which compared to cash, cash equivalents and term deposits of $485.0 million as at December 31, 2017 and $385.0 million as at September 30, 2018. The decrease in cash in 2018 was a result of the capital development requirements during the year, primarily at Lamaque, and financing costs, partially offset by cash generated from operations. Cash flow from operating activities in 2018 totaled $66.3 million, which compared to $30.8 million and net cash used by operating activities of discontinued operations of $2.8 million in 2017.

14

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

2019 - 2021 Outlook
Full year gold production of 390,000 – 420,000 ounces in 2019 (versus 349,147 ounces in 2018) is expected from Kisladag, Lamaque, Efemcukuru, and Olympias, with higher levels of production expected in the second half of the year.  The Company expects average cash operating costs to decline from $625 per ounce of gold sold in 2018, to $550 – 600 per ounce of gold sold in 2019. The Company will focus on maximizing free cash flow, including optimizing and improving unit costs and production at all assets and decreasing global G&A expenses.
As mining and heap leaching at Kisladag ramps up in 2019, consolidated gold production is expected to increase to 520,000 – 550,000 ounces of gold in 2020. Production is expected to decrease to 350,000 – 380,000 ounces of gold in 2021. Guidance at Kisladag will be updated later in 2019 based on results of testwork being completed on deeper material and prevailing economics around both heap leaching and the mill project.

Production (oz)	2018A1	2019E	2020E	2021E
Kisladag	172,009	145,000 – 165,000	240,000 – 260,000	75,000 – 95,000
Lamaque	35,350	100,000 – 110,000[2]	125,000 – 135,000	125,000 – 135,000
Efemcukuru	95,038	90,000 – 100,000	90,000 – 100,000	90,000 – 100,000
Olympias	46,750	50,000 – 55,000	55,000 – 65,000	55,000 – 65,000
Total	349,147	390,000 – 420,000	520,000 – 550,000	350,000 – 380,000

Consolidated Costs ($/oz sold)	2018A	2019E	2020E	2021E
Cash Operating Cost - C1 ($/oz sold)	$625	$550 – 600	$500 – 600	$600 – 700
Total Operating Cost - C2 ($/oz sold)	650	600 – 650	550 – 650	650 – 750
AISC ($/oz sold)	$994	$900 – 1,000	$800 – 900	$900 – 1,000

(1)	Included pre-commercial production from Lamaque and Olympias.

(2)	Includes ~10,000 ounces of pre-commercial production.

15

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Operations Update and Outlook
Gold Operations

Gold Operations	3 months ended December 31,		12 months ended December 31,
	2018	2017	2018	2017	2019 Outlook
Total
Ounces produced [1]	75,887	83,887	349,147	292,971	390,000 – 420,000
Cash operating costs ($/oz)	$626	$577	$625	$509	$550 – 600
All in sustaining costs ($/oz)[3]	1,200	1,104	994	922	900 – 1,000
Sustaining capex	$17.2	$24.5	$54.4	$56.8	$80 – 105
Kisladag
Ounces produced	28,196	44,357	172,009	171,358	145,000 – 165,000
Cash operating costs ($/oz)	$547	$604	$662	$500	$570 – 620
All in sustaining costs ($/oz)[3]	770	n/a	812	n/a	n/a
Sustaining capex	$4.2	$11.4	$17.8	$27.9	$10 – 15
Efemcukuru
Ounces produced	23,544	25,295	95,038	96,080	90,000 – 100,000
Cash operating costs ($/oz)	$535	$525	$511	$524	$550 – 600
All in sustaining costs ($/oz)[3]	1,041	n/a	834	n/a	n/a
Sustaining capex	$9.1	$13.1	$24.4	$28.9	$15 – 20
Olympias
Ounces produced[1]	8,101	7,174	46,750	18,472	50,000 – 55,000
Cash operating costs ($/oz)	$1,237	n/a	$764	n/a	$550 – 650
All in sustaining costs ($/oz)[3]	2,038	n/a	1,297	n/a	n/a
Sustaining capex	$3.9	n/a	$12.2	n/a	$20 – 25
Lamaque
Ounces produced [2]	16,046	7,061	35,350	7,061	100,000 – 110,000
Cash operating costs ($/oz)	n/a	n/a	n/a	n/a	$550 – 600
All in sustaining costs ($/oz)[3]	n/a	n/a	n/a	n/a	n/a
Sustaining capex	n/a	n/a	n/a	n/a	$35 – 45

(1)	Includes pre-commercial production in 2017 and 2018

(2)	Includes pre-commercial production at Lamaque.

(3)	The Company commenced reporting AISC by site in 2018.

16

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Annual Review – Operations
Kisladag

Operating Data	3 months ended December 31,		12 months ended December 31,
	2018	2017	2018	2017
Tonnes placed on pad	(1)	3,332,990	3,206,494	13,061,861
Average treated head grade (g/t Au)	(1)	1.02	1.13	1.03
Gold (oz)
- Produced	28,196	44,357	172,009	171,358
- Sold	28,202	44,318	171,741	171,505
Cash operating costs ($/oz)	$547	$604	$662	$500
All in sustaining costs ($/oz)	$770	n/a	$812	n/a
Financial Data
Gold revenue	$34.8	$56.6	$220.4	$215.7
Depreciation and depletion	6.2	11.1	41.2	35.7
Earnings from mining operations	12.0	17.8	61.9	90.5
Sustaining capital expenditures	$4.2	$11.4	$17.8	$27.9

(1)	Suspension of adding ore to the pad in Q2 2018.

In 2018, Kisladag produced 172,009 ounces of gold, a slight increase from 171,358 ounces of gold in 2017. This exceeded guidance for the year and reflected the better than expected recoveries from longer leach cycles. Revenue increased to $220.4 million in 2018 compared to $215.7 million in 2017 as a result of a slightly higher average realized gold price and higher volume of sales. Cash costs per ounce sold increased from $500 in 2017 to $662 in 2018, including $309 of non-cash inventory change impact during 2018 due to inventory draw-downs on the heap leach pad, partially offset by lower production costs as the decision was made to cease placement of ore on the pad in Q2 2018. Subsequent to the adjustment to increase leach pad inventory ounces in Q3 2018, the impact of this non-cash inventory change was then spread over a larger base of ounces, reducing its comparative impact in Q4 2018. Sustaining capital decreased $10.1 million to $17.8 million in 2018 from $27.9 million in 2017, a reflection of reduced mining operations during the year. AISC per ounce sold averaged $812 in 2018, improving from $1,010 in Q3 2018 to $770 in Q4 2018. The improvement from the previous quarter was primarily a result of reduced sustaining capital, and reduced impact of inventory change.

Kisladag reported gold production of 28,196 ounces for Q4 2018, lower than 44,357 ounces in the same period the prior year due to suspension of ore being placed on the pad. Placement of ore on the pad continued to be suspended during Q4 2018 in conjunction with the progression of a feasibility study for a new mill at Kisladag. Revenue during the quarter of $34.8 million was lower by 39% from Q4 2017 revenue of $56.6 million, driven by lower sales volumes. Cash operating costs per ounce sold were 10% lower during the quarter at $547 compared to $604 in Q4 2017, reflecting the reduced impact of non-cash inventory change during the quarter, together with reduced mining costs compared to Q4 2017. Sustaining capital during the quarter decreased compared to the same period the prior year from $11.4 million in Q4 2017 to $4.2 million in Q4 2018 due to increased mining operations in Q4 2017.

In January 2019, Eldorado announced that it would resume mining, crushing, stacking and leaching at Kisladag mine and that the advancement of the mill project had been suspended. Please refer to our press release date January 30, 2019 (“Eldorado Announces Decision to Resume Mining and Heap Leaching at Kisladag”) for further information.

17

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Efemcukuru

Operating Data	3 months ended December 31,		12 months ended December 31,
	2018	2017	2018	2017
Tonnes milled	127,991	119,135	499,121	481,649
Average treated head grade (g/t Au)	6.55	7.45	6.76	7.01
Average recovery rate (to concentrate)	93.3%	95.8%	94.2%	94.8%
Gold (oz)
- Produced	23,544	25,295	95,038	96,080
- Sold	23,528	23,050	97,485	92,575
Cash operating costs ($/oz)	$535	$525	$511	$524
All in sustaining costs ($/oz)	$1,041	n/a	$834	n/a
Financial Data
Gold revenue	$30.0	$29.6	$124.0	$117.6
Depreciation and depletion	8.2	8.5	34.4	35.5
Earnings from mining operations	8.2	8.2	36.9	30.7
Sustaining capital expenditures	$9.1	$13.1	$24.4	$28.9

Efemcukuru produced 95,038 ounces of gold in 2018 compared with 96,080 ounces of gold in 2017. The slightly lower production was a result of lower average grade and recovery partially offset by a 4% increase in mill throughput during the year. Revenues increased 5% to $124.0 million in 2018 from $117.6 million in 2017 as a result of a higher realized gold price. Cash operating costs improved from $524 per ounce sold in 2017 to $511 per ounce sold in 2018, the 3% decrease in unit costs a reflection of higher sales and throughput compared to 2017. In 2018 sustaining capital was $24.4 million, compared to $28.9 million in 2017. The decrease was due to less underground development and the decommissioning of the gravity circuit at Efemcukuru at the end of 2017. AISC in 2018 averaged $834 per ounce sold, a reflection of consistent sales and sustaining capital expenditure.

Gold production for the quarter was 23,544 ounces, marginally lower year over year compared with 25,295 ounces in Q4 2017, primarily due to lower average grade and recovery. Revenues in Q4 2018 were $30.0 million, compared to $29.6 million in Q4 2017, driven by slightly higher sales volumes. Cash operating costs per ounce sold were marginally higher year over year, at $535 in Q4 2018 compared to $525 in Q4 2017 due to higher production costs resulting from the increased throughput. Sustaining capital in Q4 2018 was $9.1 million compared to $13.1 million in Q4 2017 as a result of higher mobile equipment overhauls in the comparative period in 2017. AISC averaged $1,041 during Q4 2018, an increase from Q3 2017 primarily due to sustaining capital spend during the fourth quarter related to equipment overhauls.

18

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Olympias

Operating Data	3 months ended December 31,		12 months ended December 31,
	2018	2017	2018	2017
Tonnes milled	61,838	n/a	322,659	n/a
Average treated head grade (g/t Au)	6.98	n/a	7.75	n/a
Average recovery rate (to concentrate)	78.1%	n/a	82.0%	n/a
Gold (oz) (1)
- Produced	8,101	7,174	46,750	18,472
- Sold	7,126	n/a	35,030	n/a
Silver (oz) (2)	126,504	119,774	563,267	351,606
Lead (t) (2)	1,249	1,163	5,545	3,327
Zinc (t) (2)	1,554	1,452	7,810	4,504
Cash operating costs ($/oz)	$1,237	n/a	$764	n/a
All in sustaining costs ($/oz)	$2,038	n/a	$1,297	n/a
Financial Data
Gold revenue	$7.7	n/a	$41.5	n/a
Silver and base metal revenue	6.3	n/a	27.1	n/a
Depreciation and depletion	7.4	n/a	29.1	n/a
Earnings (loss) from mining operations	(8.7)	n/a	(15.3)	n/a
Sustaining capital expenditures	$3.9	n/a	$12.2	n/a

(1)	Includes pre-commercial production in 2017 and payable ounces in Pb-Ag concentrate.

(2)	Payable metal produced.

Olympias produced 46,750 ounces of gold in 2018 with an average gold grade of 7.75 grams per tonne, compared to 2017 pre-commercial production of 18,472 ounces. In 2018, Olympias also produced 563,267 payable ounces of silver, 5,545 payable tonnes of lead and 7,810 payable tonnes of zinc. Gold revenue in 2018 amounted to $41.5 million, and silver and base metal revenue was $27.1 million. Cash operating costs for the year averaged $764 per ounce sold, slightly above guidance as a result of strong production performance in the first half of the year, followed by underground paste backfill and metallurgy issues in the second half of 2018 contributing to higher cash costs and lower recoveries. Sustaining capital in 2018 was $12.2 million reflecting underground development completed during the year.

In Q4 2018, Olympias produced 8,101 ounces of gold, up from 7,174 ounces in Q4 2017. Other metal production for the quarter was 126,504 payable silver ounces, 1,249 payable lead tonnes and 1,554 payable zinc tonnes. During the second half of 2018, challenges relating to the blending of the ore feed to the mill and start-up of the newly installed paste plant impacted metallurgical performance and contributed to lower second half production and higher costs compared to the first half of 2018. Gold revenues in the fourth quarter were $7.7 million and base metal revenues were $6.3 million. Cash operating costs in Q4 2018 were $1,237 per ounce sold, reflecting the metallurgical challenges described above.

19

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Stratoni

Operating Data	3 months ended December 31,		12 months ended December 31,
	2018	2017	2018	2017
Tonnes ore processed (dry)	35,420	35,636	146,726	150,734
Pb grade	6.5%	5.1%	6.7%	5.8%
Zn grade	9.1%	8.9%	9.3%	9.4%
Tonnes of concentrate produced	8,630	8,091	37,091	36,699
Tonnes of concentrate sold	12,184	11,107	34,764	41,693
Average realized concentrate price ($/t) (1)	$1,090	$1,272	$1,204	$1,227
Cash operating costs ($/t of concentrate sold)	$1,113	$1,361	$1,135	$1,062
Financial Data
Concentrate revenues	$13.3	$14.1	$41.9	$51.2
Depreciation and depletion	n/a	n/a	n/a	n/a
Earnings from mining operations	(0.3)	(1.2)	1.4	5.4
Sustaining capital expenditures	$0.0	$0.1	$0.0	$0.6

(1)	Average realized price includes mark to market adjustments.

Stratoni produced 37,091 tonnes of concentrate during 2018 at an average cash cost per tonne of $1,135, reflecting a slight increase in production from 36,699 tonnes produced in 2017. Cash operating costs were slightly higher than 2017 at $1,062 per tonne. Increased tonnes of concentrate produced were due to higher lead and silver feed grades which more than offset slightly lower mill throughput. Lower tonnes of concentrate sold year over year were due to unsold lead and zinc concentrate inventory at the end of 2018. Revenue in 2018 was $41.9 million, a decrease from $51.2 million in 2017, a reflection of lower sales volumes. Evaluation and exploration expenditures for 2018 totaled $14.9 million.

Concentrate production in Q4 2018 was 8,630 tonnes, compared to 8,091 tonnes in Q4 2017 as a result of higher lead and zinc grades. Revenue was slightly lower year over year for the quarter at $13.3 million, down from $14.1 million in Q4 2017. The decrease was due to softening in average realized lead prices by 14% which more than offset a slight increase in sales volumes. Exploration and evaluation expenditures during the quarter were $4.2 million.
Vila Nova
Vila Nova remained on care and maintenance during 2018. No iron ore shipments were completed during the year.

Development Projects

Lamaque - Canada
In December 2018, a major milestone was achieved ahead of schedule with the first pouring of gold from the Sigma Mill. Eldorado acquired the Lamaque project in July 2017. In the 18 months following the acquisition, Eldorado filed a prefeasibility study ("PFS"), drilled over 150,000 meters, completed 14,000 meters of underground development and largely completed refurbishment of the existing Sigma Mill, which began commissioning in November 2018. During 2017 and 2018 a total of 42,411 ounces were produced from a series of toll milling campaigns. Excluding proceeds from gold sales, total 2017 and 2018 capital spending was slightly above the PFS estimate. The increase related primarily to the decision to purchase rather than lease certain mobile equipment, additional costs associated with underground development, further work on the existing tailings dam to increase storage capacity, offset by the deferral of construction of the Sigma paste plant. Lamaque is expected to declare commercial production in Q1 2019 and is planning to mine and process over 500,000 tonnes of ore in 2019 at an

20

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017 average grade of 7.0 g/t. Production is expected to be 100,000 to 110,000 ounces of gold (including pre-commercial production), at cash operating costs of $550 - $600 per ounce of gold sold.

Spending in Q4 2018 totalled $97.5 million, offset by $39.7 million of pre-commercial sales. During Q3 2018, the CofA (Certificate of Authorization) of the operations permit for the Sigma Mill was received, allowing for the operation of the Sigma Mill complex. All permits were received in the quarter to enable start-up.

Underground development continued to ramp up slightly ahead of plan, with over 2,600 meters of underground development completed at the Triangle Deposit during the quarter. The main ramp reached a vertical depth of 325 meters and development on the western portion progressed to a vertical depth of 297 meters. In the eastern portion of the deposit, development was completed to level 202. During the quarter, approximately 71,000 tonnes were processed at two custom milling facilities nearby with excellent recoveries.

During Q4 2018, the tailings management facility construction was completed ahead of schedule. The permit of operation to allow tailings disposal in the facility was also received. Key activities at the Sigma mill focused on advancing the construction, pre-commissioning and commissioning of the process plant. In December the operations team commenced pre-commercial ore processing with a total of 27,321 tonnes from the Triangle Deposit processed through the plant. During the quarter, construction activity peaked in the Sigma mill with over 250 people working on two shifts. The construction crew started progressive demobilization in mid-November and operational readiness activities also began to ramp up during the quarter with the hiring and training of the operations team. The project remains on track for commercial production in Q1 2019.

Kisladag Mill Project - Turkey
Following the publication of an NI-43-101 compliant pre-feasibility study on the Kisladag Mill study in March 2018, Management decided to advance engineering and develop a feasibility study. During the year work was focused on the completion of basic engineering and identification of opportunities for early detailed engineering progress in key areas. Enabling works commenced at site with water management activities and completion of geotechnical drilling. Project mobilization began with a focus on construction management team mobilization, EPCM negotiations, and contractor pre-qualification.

During Q4 2018, key activities under existing commitments continued, but no new significant commitments were made. Negotiations for long-lead items progressed towards year end but no commitments were made.

On January 30, 2019, the Company announced the decision to resume mining, crushing, stacking and heap leaching. Advancement of the previously announced mill project was suspended. While the mill project has been suspended, the project remains viable in the short-term. The viability of the mill project will continue to be assessed in light of the results from ongoing heap leach metallurgical test-work on deeper material and in view of other investment opportunities within the portfolio.

Skouries Project - Greece
During Q4 2018, the Skouries site continued to transition to care and maintenance (C&M). Storm activity at the site earlier in the year delayed the final handover to Operations C&M teams until the end of Q4 2018. The process plant was handed over to operations for ongoing C&M in Q3 2018. Capital spending during the year totalled $23 million.

Storm water management construction, tailings dam embankment works and final open pit grading works were the primary works advanced during Q4 2018. Capital spending in the quarter totaled $2.7 million.

21

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Tocantinzinho Project - Brazil
A value engineering exercise on the Tocantinzinho project continued during the year. Project economics continued to be examined for opportunities for improvement with a focus on material reductions to project capital. Spending on the project in the year was $6.5 million. A report to demonstrate these value engineering improvements to the project was advanced during the quarter and the updated pre-feasibility report is expected in Q2 2019. Spending on the project in the quarter totaled $1.6 million.

Certej Project - Romania
In 2018, design work advanced on engineering studies for process optimization, tailings impoundment and waste rock storage. Evaluation of the limestone quarry and oxidation process requirements continued. In Q4 2018, off-site infrastructure construction work continued including water tank installation, water supply pipeline installation and power line construction. Spending in the quarter totaled $2.7 million.

Exploration

A total of $28.3 million, expensed and capitalized, was spent on exploration programs during the year. Drilling programs were conducted at projects in Canada, Greece, Romania and Turkey. In Q4 2018, the Company spent $6.0 million and completed 26,138 metres of exploration drilling, for a year-end total of 116,368 metres. A majority of the exploration completed during the year focused on brownfields resource expansion at the Company’s mining operations and development projects.

At the Lamaque project, 45,718 metres of surface exploration drilling were completed in 2018, including 8,022 metres in Q4 2018. Drilling tested lower parts of the Triangle Deposit and targets in the Parallel Deposit area. Results continued to highlight the resource expansion potential of the lower Triangle Deposit, with several holes expanding the known extent of the lower mineralized shear zones and one intersecting a significant interval of high grade stockwork style mineralization. These results contributed to the marked increase in inferred resources as of the end of Q3 (5,368 thousand tonnes in 2017 vs 8,397 thousand tonnes in 2018). Re-interpretation and addition of new zones below C5, including a maiden stockwork resource associated with C9, formed the basis of this increase. Expanding resources below C5 will comprise the primary exploration focus at Triangle during 2019 and 2020. In addition, resource conversion drilling of the existing inferred resources in the C4 vein as well as the entire C5 vein is planned in order to expand mineral reserves in that area. The anticipated reserve increases will potentially enable an increase in production by as much as 30% within a five year plan, and the engineering teams are currently examining the requirements in mine infrastructure to access and handle the increased tonnage.

At Efemcukuru 11,050 metres of exploration drilling during the quarter from both surface and underground platforms tested the Kestanebeleni vein footwall area and resource expansion targets at the Kokarpinar vein. With good exploration potential and continued success, the current mine life of 9 years is expected to be extended. Turkey greenfields exploration programs focused on advancing the Bambal project in Central Turkey and early-stage licenses in the Pontide belt.

Exploration drilling in 2018 at Olympias totaled 5,786 metres, including 1,496 metres in Q4 2018. This drilling focused on resource expansion within the East Zone and in the poorly-tested area between the West and East zones. At Stratoni, 189 metres of underground exploration development were completed during the year to provide platforms for resource expansion drilling. Drilling tested down-dip and along-strike extensions to the Mavres Petres orebody, with 2,622 metres completed in Q4 2018 and 9,622 metres for the year. This drilling identified a new mineralized massive sulfide lens down-dip from areas currently in production, which will be further delineated in 2019. Updated mineral resources at Stratoni, based on Q1-Q3 drilling results, included a significant increase in high grade Ag-Pb-Zn inferred resources (245 thousand tonnes in 2017 vs 1,120 thousand tonnes in 2018). The Company is targeting a similar growth in the mineral resources in 2019 based on continued stepout drilling. If realized, a sufficient inventory of resources will be available to conduct a preliminary economic assessment of strategies to optimize the financial performance of the Stratoni mine.

22

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

The first phase of resource drilling at the Bolcana exploration project in Romania was completed in Q3 2018, with 25,631 metres drilled during the year. The two-year exploration program at Bolcana focused on the drill definition of a major copper gold deposit and outlined a maiden inferred resource of 381 million tonnes at 0.53 grams per tonne gold and 0.18% copper, containing 6.5 million ounces of gold and 686,000 tonnes of copper. In Q4 2018, exploration drilling continued on the adjacent Certej North exploration license (2,670 metres), which covers the northern edge of the Bolcana system. The Company is currently reviewing options for advancing the Bolcana project, and will be conducting further resource expansion drilling on the Certej North license in 2019.
Non-IFRS Measures

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Cash Operating Costs, Cash Operating Costs per Ounce Sold
Cash operating costs and cash operating cost per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Cash operating costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Cash operating cost per ounce sold is based on ounces sold and is calculated by dividing cash operating costs by volume of gold ounces sold. The Company discloses cash operating costs and cash operating cost per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. We calculate costs according to the Gold Institute Standard. The most directly comparable measure prepared in accordance with IFRS is production costs. Cash operating costs and cash operating cost per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of production costs to cash operating costs:

	Q4 2018	Q4 2017	2018	2017
Production costs	$58.8	$56.8	$268.0	$192.7
Vila Nova and Stratoni production costs	13.7	15.1	40.2	47.1
Production costs – excluding Vila Nova and Stratoni	45.1	41.7	227.8	145.6
By-product credits and other adjustments	(5.9)	(1.0)	(30.1)	(4.6)
Royalty expense and production taxes	(2.4)	(1.8)	(7.4)	(6.7)
Cash operating cost	$36.8	$38.9	$190.3	$134.3
Gold ounces sold	58,856	67,367	304,256	264,080
Cash operating cost per ounce sold	$626	$577	$625	$509

23

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Reconciliation of Cash Operating Costs and Cash operating cost per ounce sold, by asset, for the three months ended December 31, 2018:

	Direct mining costs	By-product credits	Refining and selling costs	Other (1)	Cash operating costs	Cash operating cost / oz sold	Gold oz sold
Kisladag	$10.3	($0.3)	$0.1	$5.3	$15.4	$547	28,202
Efemcukuru	12.0	(0.6)	1.5	(0.3)	12.6	535	23,528
Olympias	17.2	(6.3)	1.7	(3.7)	8.8	1,237	7,126
Total Consolidated	$39.5	($7.1)	$3.2	$1.2	$36.8	$626	58,856

(1)	Other costs indicated are primarily inventory change costs.

Reconciliation of Cash Operating costs and Cash Operating Cost per ounce sold, by asset, for the year ended December 31, 2018:

	Direct mining costs	By-product credits	Refining and selling costs	Other (1)	Cash operating costs	Cash operating cost / oz sold	Gold oz sold
Kisladag	$61.4	($1.2)	$0.6	$53.0	$113.7	$662	171,741
Efemcukuru	45.6	(2.9)	6.2	0.9	49.8	511	97,485
Olympias	63.4	(27.1)	7.7	(17.3)	26.8	764	35,030
Total Consolidated	$170.4	($31.3)	$14.5	$36.6	$190.2	$625	304,256

(1)	Other costs indicated are primarily inventory change costs.

Non-cash Operating Costs, Non-cash Operating Costs per Ounce
Non-cash operating costs and non-cash operating costs per ounce are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Non-cash operating costs separate non-cash items such as inventory change from cash operating costs. The measure is intended to assist readers in evaluating non-cash operating costs and non-cash operating costs per ounce realized at Kisladag.

Reconciliation of Non-Cash Operating Costs and Non-Cash Operating Costs per ounce sold, at Kisladag, for the three months ended December 31, 2018:

	Cash operating costs	Gold oz sold	Cash operating costs / oz sold	Non-cash operating costs	Non-cash operating costs /oz sold
Kisladag	$15.4	28,202	$547	$5.3	$188

Reconciliation of Non-Cash Operating Costs and Non-Cash Operating Costs per ounce sold, at Kisladag, for the year ended December 31, 2018:

	Cash operating costs	Gold oz sold	Cash operating costs / oz sold	Non-cash operating costs	Non-cash operating costs /oz sold
Kisladag	$113.7	171,741	$662	$53.0	$309

24

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

All-in Sustaining Cost
AISC and AISC per ounce sold are non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC set out by the World Gold Council and the updated guidance note dated November 14, 2018. The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital and reclamation cost accretion not related to current operations, all financing charges (including capitalized interest), except for financing charges related to leasing arrangements, costs related to business combinations, asset acquisitions and asset disposals, adjustments made to normalize earnings, for example impairments on non-current assets, one-time material severance charges, or legal costs or settlements related to significant lawsuits.
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q4 2018	Q4 2017	2018	2017
Cash operating costs	$36.8	$38.9	$190.3	$134.3
Royalties and production taxes	2.4	1.8	7.4	6.7
Corporate and allocated G&A	12.3	8.6	44.3	44.5
Exploration costs	1.3	0.5	2.8	1.1
Reclamation costs and amortization (1)	0.6	—	3.1	—
Sustaining capital expenditure	17.2	24.5	54.4	56.8
AISC	$70.6	$74.4	$302.3	$243.4
Gold ounces sold	58,856	67,367	304,256	264,080
AISC per ounce sold	$1,200	$1,104	$994	$922

(1)	In 2017 reclamation costs and amortization were included in Corporate and allocated G&A.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months December 31, 2018:

	Cash operating costs	Royalties & production taxes	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC / oz sold
Kisladag	$15.4	$1.1	$0.8	$—	$0.2	$4.2	$21.7	28,202	$770
Efemcukuru	12.6	1.1	0.6	0.9	0.2	9.1	24.5	23,528	1,041
Olympias	8.8	0.2	1.0	0.4	0.2	3.9	14.5	7,126	2,038
Corporate (1)	—	—	9.9	—	—	—	9.9	58,856	168
Total consolidated	$36.8	$2.4	$12.3	$1.3	$0.6	$17.2	$70.6	58,856	$1,200

(1)	Excludes G&A expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense.

25

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the year ended December 31, 2018:

	Cash operating costs	Royalties & production taxes	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC / oz sold
Kisladag	$113.7	$3.5	$3.2	$—	$1.3	$17.8	$139.5	171,741	$812
Efemcukuru	49.8	2.9	1.8	1.6	0.8	24.4	81.3	97,485	834
Olympias	26.8	1.0	3.3	1.2	1.0	12.2	45.4	35,030	1,297
Corporate (1)	—	—	36.0	—	—	—	36.0	304,256	118
Total consolidated	$190.2	$7.4	$44.3	$2.8	$3.1	$54.4	$302.3	304,256	$994

(1)	Excludes G&A expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense.
Reconciliation of G&A costs included in All-in Sustaining Costs, for the three months ended December 31, 2018 and 2017:

	2018	2017
General and administrative expenses (from consolidated statement of operations)	$13.7	$18.7
Add:
Share based payments	1.2	2.0
Defined benefit pension plan expense from corporate and operating gold mines	1.2	1.0
Accretion from operating gold mines (1)	—	0.2
Less:
General and administrative expenses from non gold mines	(4.8)	(6.0)
Business development	(0.8)	(2.7)
Development projects	(0.7)	(0.5)
Adjusted general and administrative expenses	$9.8	$12.7

(1)	For 2018 Accretion from operating gold mines is included in the individual mine site AISC calculation.

Reconciliation of G&A costs included in All-in Sustaining Costs, for the year ended December 31, 2018 and 2017:

	2018	2017
General and administrative expenses (from consolidated statement of operations)	$46.8	$54.6
Add:
Share based payments	7.0	11.2
Defined benefit pension plan expense from corporate and operating gold mines	3.6	1.5
Accretion from operating gold mines (1)	—	0.9
Less:
General and administrative expenses from non gold mines	(17.0)	(18.3)
Business development	(1.9)	(3.5)
Development projects	(2.4)	(1.9)
Adjusted general and administrative expenses	$36.0	$44.5

(1)	For 2018, Accretion from operating gold mines is included in the individual mine site AISC calculation.

26

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Cash Flow from Operations before Changes in Non-cash Working Capital
The Company uses cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. The Company believes this provides an alternative indication of our cash flow from operations and may be meaningful to investors in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which is calculated according to IFRS.

Sustaining and Growth Capital
Sustaining capital and growth capital are Non-IFRS measures. The Company defines sustaining capital as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Average Realized Price per Ounce Sold
In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

	Q4 2018	Q4 2017	2018	2017
Realized gold revenue	$73.3	$86.2	$386.0	$333.3
Gold oz sold	58,856	67,367	304,256	264,080
Average realized price per ounce sold	$1,245	$1,280	$1,269	$1,262
Adjusted Net Earnings/(Loss)
Adjusted net earnings/(loss) from continuing operations and adjusted net earnings/(loss) per share from continuing operations are used by management and investors to measure the underlying operating performance of the Company. Adjusted net earnings/(loss) from continuing operations is defined as net earnings/(loss) adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including impairment adjustments; foreign exchange on deferred tax balances; changes in tax rates; gain (loss) on sale of securities; gain (loss) on disposal of assets; other write-down of assets; transaction costs and executive severance payments, and other non-recurring items. Adjusted net earnings/(loss) per share from continuing operations is calculated using the weighted average number of shares outstanding for adjusted net earnings/(loss) per share from continuing operations.

27

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Reconciliation of Net Earnings/(loss) attributable to shareholders of the Company to Adjusted Net Earnings/(loss) attributable to shareholders of the Company:

	Q4 2018	Q4 2017	2018	2017
Net earnings/(loss)	($218.2)	($20.7)	($361.9)	($9.9)
Gain (loss) on disposition of subsidiary	—	0.1	—	2.9
Gain (loss) on available-for-sale securities	—	0.1	0.2	(28.3)
Unrealized gain (loss) on foreign exchange translation of deferred tax balances	(7.9)	12.2	30.9	2.3
Other write-down of assets, net of tax	0.1	2.7	1.2	37.5
Impairment of property, plant and equipment, net of tax	234.4	—	328.4	—
Transaction costs	—	0.5	—	6.2
Changes in Greek tax rate	(25.0)	—	(25.0)	—
Other non-recurring items	(2.3)	4.7	(2.4)	4.6
Total adjusted net earnings/(loss)	($18.9)	($0.4)	($28.6)	$15.2
Weighted average shares outstanding	158,404	150,531	158,509	150,531
Adjusted net earnings/(loss) per share ($/share)	($0.11)	($0.02)	($0.17)	$0.10

Net Earnings from Gold Mining Operations
Net earnings from gold mining operations represents gross revenues from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Reconciliation of Net Earnings (loss) from Mine Operations to Net Earnings (loss) from Gold Mining Operations:

	Q4 2018	Q4 2017	2018	2017
Net earnings (loss) from mine operations	$10.8	$24.8	$83.8	$126.1
Net earnings from Stratoni mine	(0.3)	(1.2)	1.4	5.4
Net earnings (loss) from Vila Nova mine	—	(0.2)	—	0.5
Other[1]	(2.9)	0.2	(1.1)	(1.0)
Net earnings (loss) from gold mining operations	$14.0	$26.0	$83.5	$121.2

(1)	Includes Corporate office depreciation.

Earnings before Interest, Taxes and Depreciation and Amortization ("EBITDA") from continuing operations, Adjusted Earnings before Interest, Taxes and Depreciation and Amortization (" Adjusted EBITDA") from continuing operations
EBITDA from continuing operations represents net earnings from continuing operations before interest, taxes, depreciation and amortization. In addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use EBITDA from continuing operations and Adjusted EBITDA from continuing operations as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is also frequently used by investors and analysts for valuation purposes based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. EBITDA from continuing operations and Adjusted EBITDA from continuing operations are intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating earnings or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently.

28

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Reconciliation of Net Earnings (loss) from continuing operations before tax to EBITDA and Adjusted EBITDA:

	Q4 2018	Q4 2017	2018	2017
Earnings (loss) from continuing operations before income tax	($346.3)	($20.4)	($466.1)	$0.8
Depreciation, depletion and amortization	22.2	19.9	105.7	72.1
Interest income	(2.1)	(1.3)	(7.7)	(6.8)
Interest and financing costs	(2.3)	1.1	4.3	3.2
Accretion expense	0.5	0.5	2.0	2.0
EBITDA	($327.9)	($0.2)	($361.8)	$71.4
Other write-down of assets	0.1	12.4	1.5	46.7
Inventory write-down	1.0	—	1.5	0.4
Non-cash adjustments (1)	1.2	(5.8)	36.6	(35.8)
Share-based compensation	1.2	2.0	7.0	11.2
Impairment (reversal of impairment) of mining interests	330.2	—	447.8	—
(Gain) loss on disposal of assets	—	0.1	(0.1)	0.5
Adjusted EBITDA	$6.0	$8.4	$132.4	$94.3

(1)	Includes inventory change.

Working Capital
Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

Working capital for the periods highlighted is as follows:

	As at December 31, 2018	As at December 31, 2017
Current assets	$514.7	$737.5
Current liabilities	141.7	114.0
Working capital	$373.0	$623.5

Quarterly Results

	2018				2017
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Revenue	$92.8	$81.1	$153.2	$131.9	$101.4	$95.4	$82.7	$111.9
Impairment charge on property, plant and equipment, net of tax	234.4	94.1	–	–	37.5	–	–	–
Net earnings/(loss)	($218.2)	($128.0)	($24.4)	$8.7	($20.7)	($4.2)	$11.2	$3.8
Net earnings (loss) per share
- basic	(1.38)	(0.81)	(0.15)	0.06	(0.15)	(0.03)	0.08	0.03
- diluted	(1.38)	(0.81)	(0.15)	0.06	(0.15)	(0.03)	0.08	0.03

29

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities increased to $66.3 million as at December 31, 2018 from $30.8 million as at December 31, 2017, excluding discontinued operations. Operating activities generated $69.1 million in cash in 2018, before changes in non-cash working capital, severance and property reclamation payments compared to $69.6 million in 2017.
Investing Activities
The Company invested $274.1 million in capital expenditures in 2018. Evaluation and development expenditures, including capitalized drilling programs, totaled $214.9 million while sustaining capital spending at producing mines totaled $54.4 million. A total of $36.8 million in interest was capitalized and charged to capital projects. $2.0 million in land acquisitions in Turkey and Romania were completed in 2018. The remaining $2.8 million related to fixed assets of our Corporate offices in Canada, Brazil, Turkey, Greece and Romania. In addition, cash proceeds of $48.9 million related to pre-commercial production sales in Lamaque were recorded as cash flows from investing activities.
Financing Activities
As previously announced, the Company suspended cash payment of its semi-annual dividend effective the first quarter of 2018.

Capital Resources

	2018	2017
Cash, cash equivalents and term deposits	$293.0	$485.0
Working capital	373.0	623.5
Restricted collateralized accounts	0.3	0.3
Debt – long-term	$596.0	$593.8
In conjunction with the plan to resume heap leach operations at Kisladag in 2019, Management believes that the working capital at December 31, 2018, together with future cash flows from operations and, where appropriate, select financing options, including the undrawn credit facility, are sufficient to support the Company's planned and foreseeable commitments for the next twelve months. The Company does not anticipate drawing on the revolving credit facility during this time period. Evaluation of the Company's available financing options is ongoing and continues to be assessed in support of the Company’s medium to long-term capital needs.
Contractual Obligations
As at December 31, 2018;

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Debt	—	$600.0	—	—	$600.0
Purchase obligations	30.9	0.3	0.2	—	31.4
Capital leases	4.3	6.8	0.6	—	11.7
Operating leases	9.3	15.9	14.8	24.6	64.6
Totals	$44.5	$623.0	$15.6	$24.6	$707.7
Purchase obligations relate primarily to mine development expenditures at Olympias and Lamaque and mine operating costs at Efemcukuru and Kisladag. The table does not include interest on debt.

30

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

As of 31 December, 2018, Hellas Gold, a subsidiary of Eldorado, had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 52,500 dry metric tonnes of zinc concentrates, 5,250 dry metric tonnes of lead/silver concentrates, and 241,000 dry metric tonnes of gold concentrate, through the year ending December 31, 2019.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd., a subsidiary of Wheaton Precious Metals (“Wheaton Precious Metals”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometers around Stratoni. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered based on the lesser of $3.90 and the prevailing market price per ounce, adjusted higher by 1% every year. The Agreement was amended in October 2015 to provide for increases in the fixed price paid by Wheaton Precious Metals upon completion of certain expansion drilling milestones. 10,000 meters of expansion drilling was reached during the second quarter of 2018 and in accordance with the terms of the agreement, the fixed price has been adjusted by an additional $2.50 per ounce. Accordingly, the fixed price as of July 1, 2018 is equal to $6.77 per ounce.
In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment and Energy, in the amount of EUR 50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

In June 2017, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favor of the Greek Ministry of Environment and Energy, in the amount of EUR 7.5 million, as security for the due and proper performance of the Kokkinolakkas Tailings Management Facility, committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines. The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 45 basis points.
As at December 31, 2018, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”), a subsidiary of Eldorado had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 45,000 dry metric tonnes of gold concentrate through the year ending December 31, 2019.
Debt

Revolving Credit Facility
In November 2012, the Company entered into a $375 million revolving credit facility with a syndicate of banks. This credit facility was amended and restated in June 2016 (“the amended and restated credit agreement” or “ARCA”) and reduced to an available credit of $250 million with the option to increase by an additional $100 million through an accordion feature. The maturity date is June 13, 2020. The ARCA is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company. Fees of $2.0 million were paid on the amendment dated June 2016. This amount has been deferred as pre-payment for liquidity services and is being amortized to financing costs over the term of the credit facility. As at December 31, 2018, the prepaid loan cost on the consolidated statement of financial position was $0.7 million (2017 - $1.3 million).
The ARCA contains covenants that restrict, among other things, the ability of the Company to incur aggregate unsecured indebtedness exceeding $850 million, incur secured indebtedness exceeding $200 million and permitted unsecured indebtedness exceeding $150 million. The ARCA also contains restrictions for making distributions in certain circumstances, selling material assets and conducting business other than that which relates to the mining industry. Significant financial covenants include a maximum Net Debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of 3.5:1 and a minimum EBITDA to Interest of 3:1. The Company is in compliance with these covenants as at December 31, 2018.

31

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Loan interest on the revolving credit facility is variable dependent on a Net Leverage ratio pricing grid. The Company’s current net leverage ratio is approximately 2.26:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.625% and undrawn standby fee of 0.725%.
No amounts were drawn down under the ARCA in 2018 and as at December 31, the balance is $nil (2017 – $nil).

Senior Notes
On December 10, 2012, the Company completed an offering of $600 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. The Company received proceeds of $589.5 million from the offering, which is net of the commission payment. The notes are redeemable by the Company in whole or in part, for cash:
The fair market value of the notes as at December 31, 2018 is $550 million.
Net deferred financing costs of $4.0 million (2017 – $6.2 million) have been included as an offset in the balance of the notes in the consolidated financial statements and are being amortized over the term of the notes. The debt balance as at December 31, 2018 was $596.0 million (2017 – $593.8 million).
Defined Benefit Plans
The Company operates defined benefit pension plans in Canada including a registered pension plan (“the Pension Plan”) and a supplemental pension plan (“the SERP”). During the second quarter of 2012, the SERP was converted into a Retirement Compensation Arrangement (“RCA”), a trust account. As it is a trust account, the assets in the account are protected from the Company’s creditors. The RCA requires the Company to remit 50% of any contributions and any realized investment gains to the Receiver General of Canada as refundable tax.
These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and are made at or in excess of minimum requirements prescribed by legislation.
Eldorado’s plans have actuarial valuations performed for funding purposes. The last actuarial valuations for funding purposes performed for the Pension Plan and the SERP are as of January 1, 2017 and the next valuations will be prepared in accordance with the funding policy as of January 1, 2019. The measurement date to determine the pension obligation and assets for accounting purposes was December 31, 2018.
The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act pursuant to the registered Pension Plan. Further, the Company is not required to pre-fund any benefit obligation under the SERP.
Total cash payments
No contributions were required to the Pension Plan and the SERP during 2018 (2017 – $1.4 million). Cash payments totalling $4.2 million were made directly to beneficiaries during the year (2017 – $1.5 million). For the year 2019, the expected amount of contributions to the Pension Plan is $0. No contributions are expected to the SERP.

Equity

Common Shares Outstanding
- as of February 21, 2019	158,801,722
- as of December 31, 2018	158,801,722
Share purchase options - as of February 21, 2019 (Weighted average exercise price per share: Cdn$22.16)	5,052,516

32

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Share Consolidation
Eldorado obtained shareholder approval at its Annual Meeting on June 21, 2018 for an amendment to Eldorado's restated articles of incorporation to implement a proposed share consolidation with a ratio of 5-for-1 in order to regain compliance with the NYSE's continued listing requirements. Subsequent to this, the Company reported that it had filed its articles of amendment effective December 27, 2018 in respect of the previously announced 5:1 consolidation of the common shares of the Company. At the opening of trading on December 31, 2018, Eldorado’s common shares commenced trading on the Toronto Stock Exchange and the New York Stock Exchange on a post consolidated basis. Following the share consolidation, Eldorado had 158,801,722 issued and outstanding common shares.
Managing Risk
In its exploration, development and mining of mineral deposits, the Company is subject to various, significant risks. Several of these financial and operational risks could have a significant impact on the Company's cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves and the expected impact on reserves and the carrying value of our properties; the updating of resource and reserve models and life of mine plans; foreign exchange risks; regulatory; financing; tax as well as health, safety, and environmental risks. For more extensive discussion on risks and uncertainties refer to the Company’s current AIF for the year ended December 31, 2017, and those to be set out in the Company's AIF to be filed for the year ended December 31, 2018, for additional information regarding these risks and other risks and uncertainties in respect of the Company's business and share price.
Management monitors risk using a risk management review process. Management prepares a risk assessment report every quarter outlining the operational and financial risks. The Board reviews the report to evaluate and assess the risks that the Company is exposed to in various markets, and discusses the steps Management takes to manage and mitigate them.
Financial Risk
Liquidity and Financing Risk
Liquidity risk is the risk that the Company cannot meet its financial obligations. The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit. Management uses a rigorous planning, budgeting and forecasting process to help determine the funds the Company will need to support ongoing operations and development plans.
Management believes that the working capital at December 31, 2018, together with expected cash flows from operations and, where appropriate, select financing options, including the undrawn credit facility, are sufficient to support the Company's planned and foreseeable commitments for the next twelve months. However, if planning and budgeting is materially different to that forecasted, or financing, if required, is not available to the Company on terms satisfactory to meet these material changes to planning or budgeting, then this may adversely affect the ability of the Company to meet its financial obligations and operational and development plans.
Credit Risk
Credit risk is the risk that the counterparty to any financial instrument to which the Company is a party will not meet its obligations and will cause the Company to incur a financial loss. The Company limits counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.

33

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. While the historical level of customer defaults is negligible which has reduced the credit risk associated with trade receivables at December 31, 2018, there is no guarantee that buyers, including under exclusive sales arrangements, will not default on its commitments, which may have an adverse impact on the Company's financial performance.
The Company invests its cash and cash equivalents in major financial institutions and in government issuances, according to our short-term investment policy. The credit risk associated with these investments is considered to be low. As at December 31, 2018, the Company holds a significant amount of cash and cash equivalents with five financial institutions in North America, the UK and Turkey.

Currency Risk
The Company sells gold in U.S. dollars, but incurs costs mainly in U.S. dollars, Canadian dollars, Turkish Lira, Brazilian Real, Euros, and Romanian Lei. Any change in the value of any of these currencies against the U.S. dollar can change production costs and capital expenditures, which can affect future cash flows. As of December 31, 2018, over 90% of cash is held in U.S. dollars.

The Company has a risk management policy that includes hedging its foreign exchange exposure to reduce the risk associated with currency fluctuations. The Company currently does not have any currency hedges, but may hedge in the future.
The table below shows the Company's assets and liabilities and debt held in currencies other than the US dollar at December 31, 2018. The Company recognized a gain of $3.6 million on foreign exchange this year, compared to a loss of $2.4 million in 2017.

2018	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Serbian dinar	Romanian lei	British pound	Brazilian real
(Amounts in thousands)	$	$	€	TRY	¥	din	lei	£	R$
Cash and cash equivalents	19,030	433	6,861	2,664	72	8,848	1,904	923	4,539
Marketable securities	3,509	—	—	—	—	—	—	—	—
Accounts receivable and other	23,672	3	15,552	54,772	—	8,386	4,487	—	9,970
Accounts payable and accrued liabilities	(102,027)	(7)	(34,488)	(44,516)	—	(1,004)	(2,286)	—	(2,941)
Other non-current liabilities	(10,064)	—	(9,191)	(15,877)	—	—	—	—	—
Net balance	(65,880)	429	(21,266)	(2,957)	72	16,230	4,105	923	11,568
Equivalent in U.S. dollars	(48,292)	302	(24,334)	(562)	11	157	1,010	1,180	2,982

34

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

2017	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Serbian Dinar	Romanian lei	British pound	Brazilian real
(Amounts in thousands)	$	$	€	TRY	¥	din	lei	£	R$
Cash and cash equivalents	18,280	482	13,030	4,965	77	4,845	9,730	366	15,991
Marketable securities	6,286	—	—	—	—	—	—	—	—
Accounts receivable and other	13,706	4	24,508	60,111	—	43,157	7,542	—	12,547
Accounts payable and accrued liabilities	(30,900)	(42)	(45,751)	(50,099)	—	(9,000)	(6,174)	—	(5,559)
Other non-current liability	(1,269)	—	(6,516)	(17,999)	—	—	—	—	—
Net balance	6,103	444	(14,729)	(3,022)	77	39,002	11,098	366	22,979
Equivalent in U.S. dollars	4,865	347	(17,664)	(802)	12	394	2,874	495	6,946

Accounts receivable and other current and long-term assets relate to goods and services taxes receivable, income taxes receivable, value-added taxes and insurance receivables.
Interest Rate Risk
Interest rates determine how much interest the Company pays on its debt, and how much is earned on cash and cash equivalent balances, which can affect future cash flows.

All of the Company's outstanding debt is in the form of notes with a fixed interest rate of 6.125%. However, borrowings under the Company’s revolving credit facility, if drawn, are at variable rates of interest and any borrowings would expose the Company to interest rate cost and interest rate risk. In the future the Company may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility.
Metal Price and Global Market Risk
The profitability of the Company's operations depend, in large part, upon gold and other metal prices and the global concentrate market. Gold and metal prices can fluctuate widely and can be influenced by many factors beyond its control, including but not limited to: industrial demand; political and economic events (global and regional); gold and financial market volatility, including demand for concentrate, and other market factors, and central bank purchases and sales of gold and gold lending.
The supply of gold is made up of new production from mining, and existing stocks of bullion, scrap and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.
If metal prices decline significantly, or decline for an extended period, or the demand for concentrate continues to be soft, then Eldorado might not be able to continue operations, develop properties, or fulfill obligations under the permits and licenses, or under the agreements with partners. This could result in losing interest in some or all of the Company’s properties, or being forced to sell them, which could have a negative effect on the business, results of operations, financial condition and share price.

The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel and electricity. Electricity is regionally priced in Turkey and semi-regulated by the Turkish government, which reduces the risk of price fluctuations. The Company has elected not to hedge its exposure to metal price risk but may use, from time to time, commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals.

35

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Other Risks and Uncertainties
In addition to the financial risks identified above, the Company faces a number of other risks and uncertainties. Certain key risks are set out below.

Development and Mining Operations
Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive; there is no assurance that the Company will be successful in its gold exploration efforts.
Eldorado's ability to increase mineral reserves and mine life is dependent on a number of factors, including the geological and technical expertise of the management and exploration teams, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it can take several years of exploration and development before production is possible, and the economic feasibility of production can change during that time.
Substantial expenditures are required to carry out exploration and development activities to establish proven and probable mineral reserves and determine the optimal metallurgical process to extract the metals from the ore.
Once ore is found in sufficient quantities and grades to be considered economic for extraction, metallurgical testing is required to determine whether the metals can be extracted economically. There may be associated metals or minerals that make the extraction process more difficult. This would include graphite bearing minerals if trying to extract using cyanide and carbon to recover the gold. There may be minerals that behave like the precious metals that the Company is trying to recover that make the downstream metallurgical process more difficult. For instance, arsenic is often associated with gold, but requires a special process to be used in the smelter, which increases the treatment cost, or requires that the smelter uses blending of the high arsenic material with other lower arsenic materials to complete the smelting process. Any of these instances may result in the Company having problems developing a process that allows the Company to extract the ore economically. Alternatively, the ore may not be as valuable as anticipated due to the lower recoveries received or the penalties associated with extraction of deleterious materials that are sold as part of the saleable product.
There is no assurance that exploration programs undertaken by the Company will expand the current mineral reserves or replace them with new mineral reserves. Failure to replace or expand mineral reserves or expand mine life could have an adverse effect on the Company.
Substantial expenditures are required to build mining and processing facilities for new properties. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are dependent on obtaining the governmental approvals necessary for the operation of a project, and the timeline to obtain these government approvals is often beyond our control.
It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays in expected production and requiring more capital than anticipated. As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns.
Development projects depend on successfully completing feasibility studies and environmental assessments, obtaining the necessary government permits and receiving adequate financing. Economic feasibility is based on several factors, including: estimated mineral reserves; anticipated metallurgical recoveries; environmental considerations and permitting; anticipated capital and operating costs for the projects; and timely execution of development plans.
Development projects have no operating history upon which to base estimates of future capital and operating costs. With development projects in particular, estimates of proven and probable mineral reserves and operating costs are largely based on: interpreting the geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimated capital and operating costs, based upon a number of factors. These include the expected tonnage and grades of ore to be mined and processed; the configuration of the ore body; expected recovery rates of gold from the ore; estimated operating costs; and anticipated climate conditions and other factors.

36

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

It is therefore possible that actual cash operating costs and economic returns will differ significantly from what the Company estimated for a project before starting production.
It is not unusual for new mining operations to experience unexpected problems during the start-up phase, and delays can often happen when production begins. In the past, Eldorado has adjusted estimates based on changes to assumptions and actual results. There is no guarantee that such adjustments will alleviate the effects of such delays or problems. There is no assurance that the profitability or economic feasibility of a project will not be adversely affected by factors beyond the control of the Company.
Production and Cost Estimates
Estimates of total future production and costs for mining operations are based on the Company’s mining plans. These estimates can change, or the Company might not achieve them, which could have a material adverse effect on any or all of future cash flow, business, results of operations, financial condition and share price.
The Company’s plans are based on, among other things, mining experience, reserve estimates, assumptions about ground conditions and physical characteristics of ores (such as hardness and the presence or absence of certain metallurgical characteristics), estimated rates and costs of production, and financing requirements. Actual production and costs may be significantly different from the Company’s estimates for a variety of reasons. These reasons include the risks and hazards discussed above and in General Operational Matters, and actual ore mined varying from estimates in grade; tonnage and metallurgical and other characteristics; mining dilution; ground conditions including, but not limited to, pit wall failures or cave-ins; industrial accidents and environmental incidents; changes in power costs and potential power shortages; imposition of a moratorium on our operations; impact of the disposition of mineral assets; shortages and timing delays, of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants.
Any of these events could result in damage to mineral properties, property belonging to the Company or others, interruptions in production, injury or death to persons, monetary losses and legal liabilities. This could cause a mineral deposit to become unprofitable, even if it was mined profitably in the past.
Production estimates for properties not yet in production, or in production and slated for expansion, are based on similar factors (including feasibility studies prepared by our personnel or by third party consultants, in some instances), but it is possible that actual cash operating costs and economic returns will differ significantly from the Company’s current estimates. It is not unusual for new mining operations to experience unexpected problems during the start-up phase and delays in production can often happen.
Any decrease in production or change in timing of production or the prices the Company realizes for gold, will directly affect the amount and timing of cash flow from operations. A production shortfall or any of these other factors would change the timing of projected cash flows and the ability of the Company to use the cash to fund capital expenditures, including spending for projects.
Geopolitical Climate
The Company operates in five countries outside of North America: Turkey, Brazil, Greece, Romania, and Serbia. Operations in these countries may be subject to political, economic and other risks that may affect future operations and the Company's financial position. Management reviews these and other risks related to the business in foreign countries on an ongoing basis. Such reviews may cause re-evaluation of business objectives and periodic re-alignment of strategic direction, including considering suspension of projects or disposition of certain assets.

37

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Extraction Risk
A number of factors can affect the ability of the Company to extract ore efficiently in the quantities that are budgeted. These risks include, but not limited to ground conditions; rock characteristics (faults, fractured zones, angle of shear); and hydrogeological conditions. These factors may result in a less than optimal operation and lower throughput or lower recovery, which may have an effect on the Company’s production schedule. Although the Company reviews and assesses the risks related to extraction and have put appropriate mitigating measures in in place, there is no assurance that the Company have foreseen or accounted for every possible factor that might cause the project to be delayed, which could have an effect on the business, results of operations, financial condition and share price.

Estimation of Mineral Reserves and Mineral Resources
Mineral Reserve and Mineral Resource estimates are only estimates; the Company may not produce gold in the quantities estimated. Proven and Probable Mineral Reserve estimates may need to be revised based on various factors including: actual production experience; the Company’s ability to continue to own and operate the mines and property; fluctuations in the market price of gold; results of drilling or metallurgical testing; production costs; and recovery rates.
The cut-off grades for the Mineral Reserves and Mineral Resources are based on the Company’s assumptions about plant recovery, gold price, mining dilution and recovery, and estimates for operating and capital costs, which are based on historical production figures. The Company may have to recalculate the estimated mineral reserve and resources based on actual production or the results of exploration.
Fluctuations in the market price of gold, production costs or recovery rates can make it unprofitable for the Company to develop or operate a particular property for a period of time. If there is a material decrease in the mineral reserve estimates, or the Company’s ability to extract the mineral reserves, it could have a material adverse effect on the Company’s future cash flow, business, results of operations, financial condition and share price.
There are uncertainties inherent in estimating Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources, including many factors beyond the control of the Company. Estimating Mineral Reserves and Resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable or subject to change. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Additional knowledge gained or failure to identify and account for such occurrences in the Company's assessment of Mineral Reserves and Resources may make mining more expensive and cost ineffective, which will have a material adverse effect on future cash flow, business, results of operations, financial condition and share price.
There is no assurance that the estimates are accurate, that Mineral Reserve and Resource figures are accurate, or that the Mineral Reserves or Resources can be mined or processed profitably. Mineral Resources that are not classified as Mineral Reserves do not have demonstrated economic viability. It must not be assumed that all or any part of the Measured Mineral Resources, Indicated Mineral Resources, or an Inferred Mineral Resource will ever be upgraded to a higher category or that any or all of an Inferred Mineral Resource exists or is economically or legally feasible to mine.
Because mines have limited lives based on Proven and Probable Mineral Reserves, the Company must continually replace and expand the Mineral Reserves and any necessary associated surface rights as the mines produce gold and their life-of-mine is reduced. The ability of the Company to maintain or increase annual production of gold and other metals will depend significantly on the Company’s mining operations; ability to conduct successful exploration efforts; and ability to develop new projects and make acquisitions.
If the Company is unable to maintain or increase our annual production of gold and other metals, it could have an adverse effect on the business, results of operations, financial condition and share price.

38

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Mineral Tenure and Permits
Acquiring title to mineral properties is a detailed and time-consuming process. The Company takes steps, in accordance with industry standards, to verify and secure legal title to mineral properties that the Company has, or is seeking, an interest in. Although the Company takes every precaution to ensure that legal title to its properties is properly recorded in its name, there can be no assurance it will ultimately secure title on every property. Legal title to the Company's properties depends on the laws in the countries it operates in, and their appropriate and consistent application.

Activities in the nature of the Company's business and operations can only be conducted pursuant to a wide range of permits and licenses obtained or renewed in accordance with the relevant laws and regulations in the countries in which it operates. The duration and success of each permitting process are contingent upon many factors that the Company does not control. In the case of foreign operations, granting of government approvals, permits and licenses is, as a practical matter, subject to the discretion of the applicable governments or government officials. In Greece, the Company has experienced delays in the timely receipt of necessary permits and authorizations.

There is no assurance that the Company will be able to obtain or renew the permits needed to conduct business and operations, in a timely manner, or at all, or that the Company will be in a position to comply with all conditions that are imposed. The failure to obtain or renew certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on the Company business, results of operations, financial condition and share price.

Foreign Investment and Operations
Most of the Company's activities and investments are in foreign countries including operations and / or exploration and development projects in Greece, Turkey, Brazil, Romania, and Serbia. These investments are subject to risks normally associated with conducting business in foreign countries. Some risks are more prevalent in less developed countries or those with emerging economies, including:

•	uncertain political and economic environments;

•	risks of war, regime changes and civil disturbances or other risks;

•	risk of adverse changes in laws or policies of particular countries, including government royalties and taxation;

•	delays in or the inability to obtain necessary government permits, approvals and consents;

•	limitations on ownership and repatriation of earnings;

•	foreign exchange controls and currency devaluations;

•	import and export regulations, including restrictions on exporting gold; and

•	exposure to occupation of our project sites for political or other purposes.

In all jurisdictions where the Company operates, it is regarded as a foreign entity and consequently may be subject to greater restrictions and requirements in these jurisdictions. The occurrence of any of these risks could have a material adverse effect on its business, results of operations, financial condition and share price.
Management review these and other risks related to the business in foreign countries on an ongoing basis. Such reviews may cause re-evaluation of business objectives and periodical realignment of strategic direction from time to time, including considering suspension of projects or disposition of certain assets.

Environment
There may be environmental hazards at the Company's mines or projects that Management is unaware of. The Company may be liable for any associated losses, or be forced to do extensive remedial cleanup or pay for governmental remedial cleanup, even if the hazards were caused by previous or existing owners or operators of the property, past or present owners of adjacent properties or by natural conditions.

Mining companies face inherent risks in their operations, including with respect to tailings dams, structures built for the containment of the metals and mining waste, known as tailings, which exposes us to certain risks. Unexpected failings of tailings dams may release muddy tailings downstream, flood communities and cause extensive

39

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017 environmental damage to the surrounding area. Dam failures could result in the immediate suspension of mining operations by government authorities and cause significant expenses, write offs of material assets and recognize provisions for remediation, which affect the balance sheet and income statement.

The unexpected failure of one of our tailings dams could subject us to any or all of the potential impacts discussed above, among others. If any such risks were to occur, this could materially and adversely affect our reputation, our ability to conduct our operations and could make us subject to liability and, as a result, have a material adverse effect on our business, financial condition and results of operations.

Laws, Regulations and Permits
Regulatory requirements have a significant impact on the Company’s mining operations, and can have a material adverse effect on future cash flow, business, results of operations, financial condition and share price.
The Company has operations in a number of jurisdictions outside of Canada, mainly in Turkey, Greece, Brazil, Serbia, and Romania. The laws in each of these countries are significantly different, and are subject to change. Mining operations, development and exploration activities are subject to extensive laws and regulations governing among other things: prospecting; development; production; imports and exports; taxes and royalties; mineral tenure, land title and land use; labour standards; occupational health; environmental monitoring; water management including access and use, quality control and containment; restrictions on use of chemicals and explosives and, environmental protection and remediation.
Any regulatory or judicial action against the Company for failure to comply with applicable laws and regulations could therefore materially affect the operating costs and delay or curtail operations. There is no assurance that the Company have been or will be at all times in compliance with all applicable laws and regulations, that compliance will not be challenged or that the costs of complying with current and future laws and regulations will not materially or adversely affect the business, results of operations, financial condition and share price.
New laws and regulations, amendments to existing laws and regulations or administrative interpretation, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political, social or economic environment in which the Company operates or otherwise could occur. Eldorado constantly works to comply with global best practices relating to sustainability, community relations, governance and the environment and this could have a material adverse effect on future cash flow, business, results of operations, financial condition and share price.

Litigation
All industries, including the mining industry, are subject to legal claims that are with and without merit. The Company is from time to time party to other legal and regulatory proceedings involving its business. While Management believes it is unlikely that the final outcome of these proceedings will have a material and adverse effect on the Company's financial condition or results of operations, due to the inherent uncertainty of the litigation and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and adverse effect on the Company's future cash flow, results of operations, business or financial condition and defense and settlement costs can be substantial, even for claims that are without merit.

Unavailability of insurance
Where practical, a reasonable amount of insurance is maintained against risks in the operation of the Company's business, but coverage has exclusions and limitations. There is no assurance that the insurance will be adequate to cover any liabilities, or that it will continue to be available, and at terms Management believes are economically acceptable.
There are some cases where coverage is not available, or we believe it is too expensive relative to the perceived risk. For example, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is generally not available to the Company or other companies in the mining

40

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017 industry on acceptable terms. Losses from these uninsured events may cause the Company to incur significant costs that could have a material adverse effect upon the business, results of operations, financial condition and share price.
Information Technology Systems
The Company’s operations depend, in part, upon information technology systems. The Company’s information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft and defects in design. The Company may also be targets of cyber surveillance or a cyber attack from cyber criminals, industrial competitors or government actors. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, loss of revenues due to a disruption of activities, incurring of remediation costs, including ransom payments, destruction or corruption of data, release of confidential information in contravention of applicable laws, litigation, fines and liability for failure to comply with privacy and information security laws, unauthorized access to proprietary or sensitive information, security breaches or other manipulation or improper use of data, systems and networks, regulatory investigations and heightened regulatory scrutiny, any of which could have adverse effects on the reputation, business, results of operations, financial condition and share price.
Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there is no assurance that the Company will not incur such losses in future. The risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect the Company’s systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Risks related to cyber security are monitored on an ongoing basis by Eldorado Gold senior management and Eldorado Gold Board of Directors. Eldorado Gold are in the process of developing a cyber response protocol.

Conflicts of interest
Certain of the Company’s directors also serve as directors of other companies involved in natural resource exploration and development. There is a possibility that such other companies may compete with Eldorado for the acquisition of assets. Consequently there exists the possibility for such directors to be in a position of conflict. If any such conflict of interest arises, then a director who has a conflict must disclose the conflict to a meeting of Eldorado Gold directors and must abstain from and will be unable to participate in discussion or decisions pertaining to the matter. In appropriate cases, Eldorado Gold will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

Health, Safety and Environmental Risks and Hazards
Eldorado’s operations are subject to various health and safety laws and regulations that impose various duties on the operations relating to, among other things, worker safety and the surrounding communities. These laws and regulations also grant the authorities’ broad powers to, among other things, levy financial and other penalties, close unsafe operations and order corrective action relating to health and safety matters. The costs associated with the compliance with such health and safety laws and regulations may be substantial and any amendments to such laws and regulations, or more stringent implementation thereof, could cause additional expenditure or impose restrictions on, or suspensions of, the Company’s operations. Eldorado has made, and expects to make in the future, significant expenditures to comply with the extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species, and, to the extent reasonably practicable, create social and economic benefit in the surrounding communities.
Although the Company monitors the sites for potential environmental hazards, there is no assurance that the Company has detected, or can detect all possible risks to the environment arising from the business and operations. Eldorado expend significant resources to comply with environmental laws, regulations and permitting requirements, and expect to continue to do so in the future. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There is no assurance that the Company has been, or will be at all times in complete compliance with such laws,

41

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017 regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time. There is also no assurance that Eldorado’s compliance will not be challenged; or that the costs of compliance will be economic, and will not materially or adversely affect future cash flow, results of operations and financial condition.
The Company may be subject to proceedings in respect of alleged failures to comply with increasingly strict environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, the Company could suffer delays, impediments to, or suspension of development and construction of projects and operations and, even if the Company is ultimately successful, the Company may not be compensated for the losses resulting from any such proceedings or delays.
There may be existing environmental hazards, contamination or damage at the mines or projects that the Company is unaware of. The Company may be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at the mines or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by the activities of Eldorado or by previous owners or operators of the property, or adjacent properties, or by natural conditions and whether or not such hazard, damage, contamination or exposure was unknown or undetectable.
Any finding of liability in such proceedings could result in additional substantial costs, delays in the exploration, development and operation of the Company’s properties and other penalties and liabilities related to associated losses. These could include, but are not limited to monetary penalties (including fines); restrictions on or suspension of our activities; loss of our rights, permits and property, including loss of our ability to operate in that country or generally and seizure of funds or forfeiture of bonds.
The costs of complying with any orders made or any cleanup required and related liabilities from such proceedings or events may be significant and could have a material adverse effect on the business, results of operations, financial condition and share price.
Community relations and social license
Maintaining a positive relationship with the communities in which the Company operates is critical to continuing successful operation of the existing mines as well as construction and development of existing and new projects. Community support for is a key component of a successful mining project or operation.
As a mining business, the Company may come under pressure in the jurisdictions in which it operates, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which the Company operates) benefit and will continue to benefit from commercial activities, and / or that the Company operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. The Company may face opposition with respect to current and future development and exploration projects which could materially adversely affect the business, results of operations, financial condition and share price.
Community relations are impacted by a number of factors, both within and outside of the control of the Company. Relations may be strained or social license lost by poor performance by the Company in areas such as health and safety, environmental impacts from the mine, increased traffic or noise. External factors such as press scrutiny or other distributed information about Eldorado specifically or extractive industries generally from media, governments, non-governmental organizations or interested individuals can also influence sentiment and perceptions toward the Company and its operations.
Surrounding communities may affect operations and projects through restriction of site access for equipment, supplies and personnel or through legal challenges. This could interfere with work on the Company’s operations, and potentially pose a security threat to employees or equipment. Social license may also impact the Company's permitting ability, Company reputation and the ability to build positive community relationships in exploration areas or around newly acquired properties.

42

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Erosion of social license or activities of third parties seeking to call into question social license may have the effect of slowing down the development of new projects and potentially may increase the cost of constructing and operating these projects. Productivity may be reduced due to restriction of access, requirements to respond to security threats or proceedings initiated or delays in permitting and there may also be extra costs associated with improving the relationship between Eldorado and the surrounding communities. The Company seeks to mitigate these risks through a commitment to operating in a socially responsible manner; however, there is no guarantee that the Company’s efforts in this respect will mitigate these risks.

These are not the only risks that could have an effect on the Company's business, results of operations, financial condition and share price and other risks may become more material to the Company in the future or the above risks could diminish in importance, depending on the current circumstances of its business and operations.
The reader should carefully review each of the risk factors set out in the Company's most recently filed AIF, in respect of the year ended December 31, 2017 and those to be set out in the Company's AIF in respect of the year ended December 31, 2018 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks. The discussion under “Risk Factors in our Business” in such AIFs filed, or to be filed, on SEDAR under the Company name, are incorporated by reference in this document.
Critical Accounting Policies and Estimates
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas requiring the use of management assumptions, estimates and judgments include determining leach pad inventory, impairment of non-current assets, estimated recoverable reserves and resources, current and deferred taxes, business combinations, commencement of commercial production and functional currency.
Actual results could differ from these estimates. Outlined below are some of the areas which require management to make significant judgments, estimates and assumptions.
Inventories
The Company values finished goods (including metal concentrates, and dore), work-in-process, heap leach ore and stockpiled ore at the lower of production cost or its net realizable value – whichever is lower.
The Company considers ore stacked on its leach pads and in process at its mines as work-in-process inventory and records their value in earnings, and includes them in the cost of sales based on ounces of gold sold, using the following assumptions in its estimates:

•	the amount of gold and other metals estimated to be in the ore stacked on the leach pads;

•	the amount of gold and other metals expected to be recovered from the stacks;

•	the amount of gold and other metals in the mill circuits;

•	the amount of gold and other metals in concentrates; and

•	the gold and other metal prices expect to be realized when sold.
If these estimates or assumptions are inaccurate, the Company could be required to write down the value it has recorded on its work-in-process inventories, which would reduce earnings and working capital. At December 31, 2018, the cost of inventory was below its net realizable value.

43

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Reserves and Resources
The Company's estimates for Efemcukuru, Kisladag, Lamaque, Perama Hill, Tocantinzinho, Skouries, Olympias, Stratoni, Piavitsa, Sapes, Certej, and Vila Nova are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101, developed by the Canadian Securities Administrators.
The reader will not be able to compare the mineral reserve and resources information in this MD&A with similar information from U.S. companies. The United States Securities & Exchange Commission (SEC) defines a mineral reserve as the part of a mineral deposit that can be economically and legally extracted or produced. It does not recognize the terms measured, indicated and inferred mineral resources (mining terms under NI 43-101), and does not accept them in reports and registration statements. The reader should not assume that:

•	the mineral reserves defined in this report qualify as reserves under SEC standards

•	the measured and indicated mineral resources in this report will ever be converted to reserves

•	the inferred mineral resources in this report are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
Value Beyond Proven and Probable Reserves (“VBPP”)
On acquisition of a mineral property, the Company prepares an estimate of the fair value of the exploration potential of that property and records this amount as an asset, called value beyond proven and probable, as at the date of acquisition. As part of its annual business cycle, the Company prepares estimates of proven and probable reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to proven and probable reserves subject to amortization.
Property, Plant and Equipment
The Company depreciates most of its mining properties, plant and equipment using the unit-of-production method, where the value of property is reduced as reserves are depleted. The Company bases this on mining rates and its estimates of reserves. If these change, the Company could be required to write down the recorded value of its mining properties, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce its earnings and net assets.
At each reporting period if there are indicators of an impairment of property, plant and equipment Management assesses whether there has been impairment. In the event of impairment the Company would be required to write down the recorded value of its mining properties, plant and equipment, which would reduce its earnings and net assets.
For producing properties, the Company bases its assessment on the future net cash flows it expects the property will generate. There may be an impairment if metal prices have declined, production costs have increased, or metal recoveries are lower than previously estimated.
For non-producing properties, the Company bases its assessment on whether there are factors that might indicate the need for a write-down. There may be an impairment if the Company believes current economics or permitting issues will prevent the Company from recovering the costs deferred for the property.
Goodwill and Impairment Testing
The Company accounts for business combinations using the purchase method of accounting. The Company records the fair market value of assets acquired and liabilities assumed as of the date of acquisition, and records any excess of the purchase price over fair value as goodwill. When the excess is negative it is recognized immediately in income. The assumptions underlying fair value estimates are subject to significant risks and uncertainties.

44

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

The Company reviews and evaluates the carrying amount of goodwill in the fourth quarter of every fiscal year, and when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. Management is required to make a judgment with respect to which CGU’s should be grouped together for goodwill testing purposes, including the assessment of operating segments, the highest level at which goodwill can be tested.
To test the recoverability of the carrying amount of goodwill Management compares the fair value of CGU’s or operating segments to their carrying amounts. Calculating the estimated fair values of these CGU’s or operating segments requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in the LOM plans, long-term metal prices, foreign exchange rates and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. If a CGU’s or operating segment’s carrying value exceeds its fair value, Management compares its carrying value to the implied fair value of its goodwill, and charges the amount the carrying value exceeds fair value to operations.
Income Taxes
The Company records income taxes using income tax rates it expects to apply in the years it estimates the various temporary differences will be recovered or settled. Where the tax laws and regulations are unclear or subject to varying interpretations, these estimates could change, and materially affect the amount of income tax liabilities recorded at the balance sheet date.

Accounting Matters

Adoption of New Accounting Standards and Upcoming Changes
The following standards and amendments to existing standards have been adopted by the Company commencing January 1, 2018:

•
IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company's accounting policy with respect to financial liabilities is substantially unchanged. The Company has changed its accounting policy with respect to the clarification of financial assets that were recognized at the date of transition, January 1, 2018. The change did not impact the presentation or carrying value of any financial assets on the transition date.

As part of the implementation of this standard, the Company completed an assessment of its financial instruments as at January 1, 2018 in compliance with IFRS 9. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

45

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

	Original classification New classification IAS 39	New classification IFRS 9

Financial assets
Cash and cash equivalents	Amortized cost	Amortized cost
Term deposit	Amortized cost	Amortized cost
Restricted cash	Amortized cost	Amortized cost
Trade receivables	Amortized cost	Amortized cost
Settlement receivables	Embedded derivative separately identified as FVTPL	FVTPL
Marketable securities	Available-for-sale	FVTOCI
Derivatives	FVTPL	FVTPL

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Debt	Amortized cost	Amortized cost
Upon adoption of IFRS 9, the Company made an irrevocable election to classify marketable securities as FVTOCI since they are not held for trading and are held for strategic reasons.

•
IFRS 15 ‘Revenue from Contracts with Customers’ – This standard introduces a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. The Company's revenue recognition policy under the previous standard recognized revenue when persuasive evidence of an arrangement existed, the bullion, doré, metal concentrates and iron ore had been shipped, title had passed to the purchaser, the price was fixed or determinable, and collection was reasonably assured. The Company has adopted this standard with a modified retrospective approach and has changed its accounting policy for revenue recognition. There was no adjustment to prior periods as a result of the implementation of this standard. The Company has provided additional disclosures required by this standard in note 28 of these audited consolidated financial statements. There was no adjustment to prior periods as a result of the implementation of this standard.

•
IFRS 2 ‘Share-Based Payments’ – In June 2016, the IASB issued final amendments to this standard and clarified the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including:

(a) accounting for cash-settled share-based payment transactions that include a performance condition,
(b) classification of share-based payment transactions with net settlement features; and
(c) accounting for modifications of share-based payment transactions from cash-settled to equity.
At January 1, 2018, the Company adopted this standard and there was no impact on the consolidated financial statements for the year ended December 31, 2018.
The following standard and interpretation will be adopted by the Company in the annual accounting periods beginning January 1, 2019:

•
IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17.

46

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

The Company will adopt this standard effective January 1, 2019. Under this standard, the present value of lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use, including those leases classified as operating leases under the current standard IAS 17. This implies higher amounts of depreciation expense and interest expense on lease liabilities will be recorded in the Company’s consolidated net earnings or loss in 2019 and future years. Additionally, a corresponding reduction in G&A costs and/or production costs is expected.
The Company is in the process of completing its review and analysis of IFRS 16 and will apply IFRS 16 using the cumulative catch-up approach where the additional right-of-use assets and lease liabilities will be recorded from that date forward and will not require restatement of prior years comparative information.
The Company will provide the quantitative impact of adopting IFRS 16 in its Q1, 2019 unaudited condensed consolidated interim financial statements.

•
IFRIC 23 'Uncertainty over Income Tax Treatments' – This interpretation sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Interpretation is effective January 1, 2019. Entities can apply the interpretation with either full retrospective application or modified retrospective application without restatement of comparatives retrospectively or prospectively. The Company does not expect the application of the Interpretation will have a significant impact on the Company’s consolidated financial statements.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact on its consolidated financial statements.

Accounting Policies

Financial assets
(i)    Classification and measurement
The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.
The classification of investments in debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Investments in debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the business model is not to hold the debt instrument, it is classified as FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.
Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as FVTOCI.
(a) Financial assets at FVTPL
Financial assets carried as FVTPL are initially recorded at fair value with all transaction costs expensed in the consolidated statement of operations. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the consolidated statement of operations in the

47

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017 period in which they arise. Derivatives are also categorised as FVTPL unless they are designated as hedges.
(b) Financial assets at FVTOCI
Investments in equity instruments as FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.
(c) Financial assets at amortized cost
Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment.
(ii)    Impairment of financial assets
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.
(iii) Derecognition of financial assets
Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized in the consolidated statement of operations. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income.
Derivative financial instruments and hedging activities
Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are remeasured at their fair value. The method of recognising any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.
Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the consolidated statement of operations.
(a) Fair value hedge
Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of operations, together with any changes in the fair values of the hedged assets or liabilities that are attributable to the hedged risk.
(b) Cash-flow hedge
The effective portions of changes in the fair values of derivatives that are designated and qualify as cash-flow hedges are recognised in equity. The gain or loss relating to any ineffective portion is recognised immediately in the consolidated statement of operations.
Amounts accumulated in the hedge reserve are recycled in the consolidated statement of operations in the periods when the hedged items will affect profit or loss (for instance when the forecast sale that is hedged takes place). If a forecast transaction that is hedged results in the recognition of a non-financial asset (for

48

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017 example, inventory) or a liability, the gains and losses previously deferred in the hedge reserve are included in the initial measurement of the cost of the asset or liability.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the hedge reserve at that time remains in the reserve and is recognised when the forecast transaction is ultimately recognised in the consolidated statement of operations. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the consolidated statement of operations.
The Company has not designated any derivative contracts as hedges and therefore has not applied hedge accounting in these consolidated financial statements.

Trade Receivables
Trade receivables are amounts due from customers for the sale of bullion and metals in concentrate in the ordinary course of business.
Trade receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest rate method. Trade receivables are recorded net of lifetime expected credit losses.
Settlement receivables arise from the sale of metals in concentrate. Settlement receivables are classified as fair value through profit and loss and are recorded at fair value at each reporting period. Changes in fair value of settlements receivable are recorded in revenue.

IFRS 15 ‘Revenue from Contracts with Customers’ - This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company has adopted this standard effective January 1, 2018, with a modified retrospective approach.

The following is the new accounting policy for revenue recognition under IFRS 15:
Revenue recognition
Revenue is generated from the sale of bullion and metals in concentrate. The Company produces doré, gold concentrate and other metal concentrates. The Company’s performance obligations relate primarily to the delivery of these products to customers, with each shipment representing a separate performance obligation.
Revenue from the sale of bullion and metals in concentrates is recognized at the point the customer obtains control of the product. Control is transferred when title has passed to the purchaser, the product is physically delivered to the customer, the customer controls the risks and rewards of ownership and the Company has a present right to payment for the product.
(i) Metals in concentrate
Control over metals in concentrates is transferred to the customer and revenue is recognized upon the placing of the material on board the vessel for shipment which is when the product is considered to be physically delivered to the customer under the terms of the customer contract.
Metals in concentrate are sold under pricing arrangements where final prices are determined by market prices subsequent to the date of sale (the “quotational period”). Revenue from concentrate sales is recorded based on the estimated amounts to be received, based on the respective metals forward price at the expected settlement date. Adjustments are made to settlements receivable in subsequent periods based on fluctuations in the forward prices until the date of final metal pricing. These subsequent changes in the fair value of the settlements receivable are recorded in revenue separate from revenue from contracts with customers.

49

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Provisional invoices for metals in concentrate sales are typically issued for 80 - 90% of the estimated total value shortly after or on the passage of control of the product to the customer. Additional invoices are issued as final product weights and assays are determined over the quotational period. Provisionally invoiced amounts are generally collected promptly.
(ii) Metals in doré
The refiners who receive doré from the Company, refine the materials on the Company’s behalf and arrange for sale of the refined metal on the Precious Metal Market of the Borsa Istanbul, formerly “Istanbul Gold Exchange”. Control over the refined gold or silver produced from doré is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account on the Precious Metal Market of the Borsa Istanbul.
Refined metals are sold at spot prices on the Precious Metal Market of the Borsa Istanbul. Sales proceeds are collected within several days of the completion of the sale transaction.

Disclosure controls and procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to Management, including the CEO and CFO, as appropriate to allow for timely decisions about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2018, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators. Based on this evaluation, and the material weakness in internal controls outlined below, Management concluded that the disclosure controls and procedures were not effective in providing reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term as defined in Rule 13a-15(f) of the Exchange Act of 1934 and NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and uses the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework on Internal Control - Integrated Framework (2013) to evaluate the effectiveness of the Company’s internal controls over financial reporting. The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Based on this assessment and the material weakness in internal controls outlined below, Management concluded that the Company’s internal controls over financial reporting were not effective as of December 31, 2018.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements would not be prevented or detected.

During the 2018 year-end audit process, a material weakness was identified in internal controls performed by Management in their evaluation of impairment of goodwill and mining property, plant and equipment; specifically, the review controls performed failed to detect an error in the application of discounting to the cash flow models used in the estimation of fair value less costs of disposal. Internal controls were not effective to ensure consistent and correct application of mid-period discounting as used in prior periods. This resulted in a $39.5 million overstatement of the impairment charge initially recorded to property, plant and equipment in respect of the Company’s Olympias cash generating unit as at December 31, 2018. This overstatement has been corrected in the Company’s financial

50

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017 statements by reducing the impairment charge in Q4 2018 from $370 million to $330 million ($248 million net of deferred tax recovery). There was no misstatement to prior period published consolidated financial statements.

Impairment testing requires Management to make judgments, estimates and assumptions that affect the application of discount rates, discount factor conventions, commodity prices and other key inputs.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed an adverse opinion in their report included with the Company’s annual consolidated financial statements.

Management’s Remediation Plan
Management believes this material weakness in internal controls is an isolated event and is not pervasive.

Management is committed to remediating the material weakness in a timely manner, with appropriate oversight from the Audit Committee. The remediation plan includes strengthening of the controls and processes to track and approve changes in the impairment models, particularly those relating to convention changes, and updating the control precision levels pertaining to logged changes to the impairment analysis.

Changes in internal control over financial reporting
There have been no changes in the Company’s internal control over financial reporting during the quarter and for the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, other than the identification of the material weakness identified above.

Limitations of Controls and Procedures
Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, an there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Qualified Person
Except as otherwise noted, Paul Skayman, FAusIMM, the Company's Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to the Company's operating mines and development projects.
Forward-looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words

51

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017 and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this MD&A include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production, cost guidance and recoveries of gold, including higher heap leach recoveries at Kisladag, favourable economics for our heap leaching plan and the ability to extend mine life at our projects, including at Kisladag through further metallurgical tests on deeper material, planned capital and exploration expenditures; conversion of mineral resources to mineral reserves, our expectation as to our future financial and operating performance, including expectations around generating significant free cash flow, expected metallurgical recoveries, gold price outlook and the global concentrate market; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: results of further testwork, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the section titled “Managing Risk” above. The reader is also directed to carefully review the detailed risk discussion in our most recent AIF filed in respect of the year-ended December 31, 2017 and in the AIF in respect of the year-ended December 31, 2018 to be filed on SEDAR under our Company name, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

52

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.
Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

53

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2018 and 2017

Corporate Information
Directors

George Albino [2,3]	Chairman of the Board
George Burns	President and Chief Executive Officer
Teresa Conway [1,2]	Independent Director
Pamela Gibson [1,3]	Independent Director
Geoffrey Handley [2,4]	Independent Director
Geoffrey Handley [2,4]	Independent Director
Michael Price [1,4]	Independent Director
Steven Reid [2,4]	Independent Director
John Webster [1,3]	Independent Director

Board Committees

1.	Audit Committee

2.	Compensation Committee

3.	Corporate Governance & Nominating Committee

4.	Sustainability Committee

Officers and Management

George Burns	President and Chief Executive Officer
Philip Yee	Executive VP and Chief Financial Officer
Paul Skayman	Executive VP and Chief Operating Officer
Jason Cho	Executive VP Strategy & Corporate Development
Tim Garvin	Executive VP and General Counsel
Krista Muhr	Senior VP External Affairs & Sustainability
Shane Williams	Senior VP Engineering & Capital Projects
Christos Balaskas	VP and General Manager, Greece
David Bickford	VP and General Manager, Turkey
Peter Lewis	VP Exploration
Andor Lips	VP Government Relations, Europe
Lisa Ower	VP Human Resources
Lincoln Silva	VP and General Manager, Brazil

Corporate Head Office	Investor Relations
1188 Bentall 5	Peter Lekich, Manager Investor Relations Manager
550 Burrard Street	T: +1 604 687 4018
Vancouver, BC	E: peter.lekich@eldoradogold.com
V6C 2B5 Canada
www.eldoradogold.com

Auditors	Registrar and Transfer Agent
KPMG LLP	Computershare Investor Services
777 Dunsmuir Street	100 University Avenue
Vancouver, BC	8th Floor, North Tower
V7Y 1K3 Canada	Toronto, Ontario
M5J 2Y1 Canada

54